Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
HEWLETT-PACKARD COMPANY
PRIAM ACQUISITION CORPORATION
and
ARCSIGHT, INC.
Dated as of September 13, 2010

-i-

-ii-

-iii-

INDEX OF ANNEXES

Annex A	—	Conditions to the Offer
INDEX OF EXHIBITS

Exhibit A	—	Form of Tender and Voting Agreement

-iv-

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 13, 2010 (the “Agreement Date”) by and among Hewlett-Packard Company, a Delaware corporation (“Parent”), Priam Acquisition Corporation, a Delaware corporation and a wholly-owned, direct or indirect, subsidiary of Parent (“Merger Sub”), and ArcSight, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I hereof.
W I T N E S S E T H:
     WHEREAS, it is proposed that Merger Sub shall, as promptly as practicable, commence a tender offer (the “Offer”) to acquire all of the outstanding shares (the “Company Shares”) of Company Common Stock, at a price of Forty-Three Dollars and Fifty Cents ($43.50) per Company Share, net to the holder thereof in cash (such amount, or any different amount per Company Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein.
     WHEREAS, it is also proposed that, following the consummation of the Offer, Merger Sub will merge with and into the Company and each Company Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, all upon the terms and subject to the conditions set forth herein.
     WHEREAS, each of the Boards of Directors of Parent and Merger Sub, as well as the Company Board, has unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of their respective stockholders and (iii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, all upon the terms and subject to the conditions set forth herein.
     WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain of the directors, executive officers and stockholders of the Company, in their respective capacities as stockholders of the Company, have entered into Tender and Voting Agreements with Parent substantially in the form attached hereto as Exhibit A (each, a “Tender and Voting Agreement” and collectively, the “Tender and Voting Agreements”).
     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
DEFINITIONS & INTERPRETATIONS
Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:
          (a) “Acquisition Proposal” shall mean any offer or proposal, or indication of interest in making an offer or proposal (other than an offer, proposal or indication of interest in making an offer or proposal by Parent or Merger Sub) relating to any Acquisition Transaction.
          (b) “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company or any of its Subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries, (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries(an “Acquisition Transaction Tender Offer”); (iii) any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its Subsidiaries, the business(es) of which, individually or in the aggregate, constitute more than 15% of the assets of the Company and its Subsidiaries, taken as a whole, pursuant to which the stockholders of the Company or such Subsidiary immediately preceding such transaction hold less than eighty-five percent (85%) of the voting equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease, exchange, transfer, license or disposition (other than (1) any lease in the ordinary course of business and (2) any sale, transfer, license or disposition of Company Products or inventory in the ordinary course of business) of more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof); or (v) any combination of the foregoing.
          (c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
          (d) “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.
          (e) “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or New York or is a day on which banking institutions located in such States or London, England are authorized or required by law or other governmental action to close. For the avoidance of doubt, with respect to actions that are required to be taken one or more Business Days following a prior event or notice, the deadline for such action will be at the same time of day as the prior event or notice on the following Business Day or applicable number of Business Days following such prior event or notice.
          (f) “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          (g) “Company Board” shall mean the Board of Directors of the Company.
          (h) “Company Common Stock” shall mean the Common Stock, par value $0.00001 per share, of the Company.
          (i) “Company Equity Plans” shall mean (i) the Company’s 2000 Stock Incentive Plan, (ii) the Company’s 2002 Stock Plan, as amended, (iii) the Company’s 2007 Stock Incentive Plan, (iv) the Company’s 2007 Employee Stock Purchase Plan and (v) any other compensatory equity award plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger or acquisition.
          (j) “Company Intellectual Property Rights” shall mean all Intellectual Property Rights that are owned or licensed by the Company or any of its Subsidiaries, and used in the conduct of the business of the Company and its Subsidiaries.
          (k) “Company IP Agreement” shall mean any Contract (i) listed in Section 4.18(e) of the Company Disclosure Letter or under which the Company or any of its Subsidiaries uses or has the rights to use any Licensed Company IP, other than licenses and related services agreements for commercially available software that are not material to the Company or any Subsidiary, taken as a whole, or (ii) under which the Company or any of its Subsidiaries has licensed to others the right to use or agreed to transfer to others any of the Company Intellectual Property Rights, other than customer internal use licenses and other agreements entered into in the ordinary course of business, in each case specifying the parties to the agreement.
          (i) “Company Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects, (i) has had or is reasonably likely to have a material adverse effect on the business, operations, assets (including intangible assets), financial condition or results of operations of the Company taken as a whole with its Subsidiaries or (ii) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Offer, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so provided, however, that, for purposes of clause (i) above, none of the following facts, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, circumstances, changes or effects, shall be deemed to be or constitute a Company Material Adverse Effect and none of the following facts, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, circumstances, changes or effects, shall be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (A) any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in which the Company or any of its Subsidiaries conduct business, (B) any changes resulting from or arising out of general market, economic or political conditions in the industries in which the Company or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in which the Company or any of its Subsidiaries conduct business, (C) any changes or effects resulting from, arising out of or related to the disclosure of a potential acquisition of the Company prior to the date of this Agreement (excluding any such disclosure by the Company, any Subsidiary thereof or any Representative that is not in accordance with applicable Law), the announcement of the execution of this Agreement or the pendency of the Offer or the Merger, as the case may be, including any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its employees, customers, distributors, partners or suppliers to the extent related thereto, (D) any stockholder class action, derivative litigation or other Legal Proceedings made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby (including the Offer and the Merger), (E) changes in GAAP or other accounting standards (or the interpretation thereof by a third party), Law or regulatory conditions (or the interpretation thereof by a third party), provided that such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in which the Company or any of its Subsidiaries conduct business, (F) any failure to take any action or the taking of any specific action at the express written request (including via electronic mail) of Parent or Merger Sub, (G) the taking of any specific action expressly required by this Agreement or the failure to take any specific action expressly prohibited by this Agreement; (H) changes in the trading price or trading volume of the Company’s common stock, in and of themselves (it being understood that any underlying cause of any such change may, subject to the other terms of this definition, be deemed to constitute a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred) or (I) any failure by the Company to meet any public estimates or expectations of the Company’s bookings, revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its bookings, revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may, subject to the other terms of this definition, be deemed to constitute a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred).
          (l) “Company Options” shall mean any options to purchase shares of Company Common Stock outstanding under any of the Company Equity Plans.
          (m) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.00001 per share, of the Company.
          (n) “Company Products” shall mean (i) all products and services distributed, marketed or sold by the Company or its Subsidiaries, and all services made available commercially or for revenue by the Company or its Subsidiaries in the two (2) years preceding the date of this Agreement and (ii) all products or service offerings of the Company or its Subsidiaries that are in development and have been publicly announced by the Company as of the date of this Agreement (other than updates or upgrades to existing products) that the Company or its Subsidiaries expects or intends to make available commercially or for revenue in the future.
          (o) “Company Source Code” shall mean source code for which the Intellectual Property Rights therein are part of the Owned Company IP and are included, in whole or in part, in any Company Product.
          (p) “Continuing Employees” shall mean all employees of the Company who are offered and timely accept employment by Parent or any Subsidiary of Parent, who continue their employment with the Company at the request of Parent or, outside the U.S., who remain or become employees of the Company, Parent or any Subsidiary of Parent as required by applicable Law.
          (q) “Contract” shall mean any legally binding bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written, including all amendments thereto, in any such case which is executory in nature or has continuing obligations under which any liabilities of any kind or nature may exist or be incurred.
          (r) “Delaware Law” shall mean the DGCL and any other applicable law of the State of Delaware.
          (s) “DGCL” shall mean the General Corporation Law of the State of Delaware, or any successor statute thereto.
          (t) “DOJ” shall mean the United States Department of Justice, or any successor thereto.

          (u) “Environmental Law” shall mean all federal, state, local and foreign Laws issued, promulgated, approved or entered relating to the protection of the environment (including ambient air, surface water, groundwater, land, or plant or animal life or other natural resource) or human health or safety, or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Materials or any products or wastes containing any Hazardous Materials including any Laws related to product take-back, packaging, or content requirements, or the investigation, clean-up or other remediation or analysis of or liability related to Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, European Union Directive 2002/96/EC on waste electrical and electronic equipment, state Laws regarding waste electronic equipment such as the California Electronic Waste Recycling Act of 2003, European Union Directive 2002/95/EC on the restriction on the use of hazardous substances, the Administrative Measure on the Control of Pollution Caused by Electronic Information Products and state laws such as the California restriction on the use of certain hazardous substances in electronic devices, European Union Regulation No. 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals, the federal Occupational Safety and Health Act of 1970, and laws of similar import, all as amended at any time.
          (v) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          (w) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          (x) “FTC” shall mean the United States Federal Trade Commission, or any successor thereto.
          (y) “Foreign Antitrust Laws” shall mean any European or other foreign antitrust, competition, or merger notification or control Laws.
          (z) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.
          (aa) “Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind that is currently active in performance, has been active in performance at any time in the five (5) year period prior to the Effective Time, or has not been closed-out under the procedures of the Governmental Entity responsible for administering the Government Contract as of the Effective Time, with (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor at any tier with respect to any contract of a type described in clauses (i) or (ii) above.
          (bb) “Government Contract Proposal” shall mean any proposal, bid or quotation for awards of new Government Contracts made by the Company or any of its Subsidiaries for which no award has been made and any proposal, bid, request for equitable adjustment, contract change proposal, proposal for modification or indirect cost submission on any existing Government Contract.
          (cc) “Governmental Entity” shall mean any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.
          (dd) “Hazardous Material” shall mean any hazardous waste, substance, material, emission or chemical pollutant or contaminant (including, without limitation, petroleum and petroleum products, PCBs, urea-formaldehyde, radon, mold, CFCs and all other ozone-depleting substances, lead or lead based paints or materials, asbestos or asbestos containing materials, and any other material regulated under, or that can result in liability under, any Environmental Law).
          (ee) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          (ff) “Intellectual Property Rights” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (1) patents and applications therefor and all reissues, re-examinations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (2) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (3) industrial designs and any registrations and applications therefor; (4) rights in trade names, common law trademarks and service marks, trademark and service mark registrations and applications therefor (“Trademarks”); (5) rights in trade secrets (including in any information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure and any other “trade secrets” as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and rights in other proprietary or confidential information including rights to limit the use or disclosure thereof by any Person (“Trade Secrets”); (6) rights in domain names, uniform resource locators and other names and locators associated with the Internet; (7) rights with respect to databases and data collections, (8) mask work rights, mask work registrations and applications, and all other rights corresponding thereto throughout the world (“Mask Works”); and (9) any other proprietary, intellectual or industrial property rights of any kind or nature.

          (gg) “IRS” shall mean the United States Internal Revenue Service, or any successor thereto.
          (hh) “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of any of the officers set forth in Section 1.1(hh) of the Company Disclosure Letter, and the knowledge that any of the foregoing persons would be reasonably expected to have after making reasonable inquiry of such officer’s direct reports.
          (ii) “Law” shall mean any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement.
          (jj) “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), or criminal prosecution by or before any Governmental Entity.
          (kk) “Liability” shall mean any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).
          (ll) “Licensed Company IP” shall mean all Company Intellectual Property Rights that are licensed to the Company or any of its Subsidiaries.
          (mm) “Lien” shall mean any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) other than (i) Liens disclosed on the consolidated balance sheet of such Person included in the most recent annual or quarterly report filed by such Person with the SEC prior to the date of this Agreement, (ii) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable, or liens for Taxes that (A) being contested in good faith by any appropriate proceedings, (B) for which adequate reserves have been established to the extent required by GAAP and (C) for which Section 4.14(b) of the Company Disclosure Letter sets forth a reasonable description of the amount of Tax and nature of the dispute; (iii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business with respect to Liabilities that are not yet delinquent; (iv) undetermined or inchoate Liens, charges and privileges and any statutory Liens, licenses, charges, adverse claims, security interests or encumbrances of any nature whatsoever and claimed or held by any Governmental Authority; (v) defects, imperfections or irregularities in title, covenants, easements and rights-of-way (unrecorded and of record) and other similar Liens (or other encumbrances of any type) on zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vi) Liens imposed by applicable Law (other than Tax Law) arising in the ordinary course of business with respect to Liabilities that are not yet delinquent;

(vii) Liens imposed on the underlying fee interest in Real Leased Property that are not caused by the Company or any of its Subsidiaries; and (viii) non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business.
          (nn) “Nasdaq” shall mean The NASDAQ Global Market, or any successor inter-dealer quotation system operated by The NASDAQ Stock Market, Inc., or any successor thereto.
          (oo) “NYSE” shall mean the New York Stock Exchange or any successor thereto.
          (pp) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.
          (qq) “Owned Company IP” shall mean that portion of the Company Intellectual Property Rights that are owned by the Company or any of its Subsidiaries.
          (rr) “Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.
          (ss) “Parent Material Adverse Effect” shall mean any fact, circumstance, change or effect that would reasonably be expected to prevent or materially impair or delay the ability of Parent or Merger Sub to consummate the Offer and the Merger on the terms set forth in this Agreement prior to the Initial Termination Date, or if extended pursuant to Section 9.1(b), the Extended Termination Date.
          (tt) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
          (uu) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.
          (vv) “SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.
          (ww) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
          (xx) “Statutory Business Day” shall have the meaning ascribed thereto in Rule 14d-1(g)(3).
          (yy) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
          (zz) “Superior Proposal” shall mean any bona fide written Acquisition Proposal involving the acquisition of at least eighty percent (80%) of the outstanding voting securities of the Company with respect to which the Company Board shall have determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, (i) the financial, legal and regulatory aspects of the Acquisition Transaction proposed in such Acquisition Proposal, including any financing contingencies, the timing and likelihood of consummation of such Acquisition Transaction and, to the extent the Company Board deems it relevant, the payment of the Termination Fee Amount, and (ii) any binding (on Parent) counter-offer or binding (on Parent) offer made by Parent pursuant hereto), that the proposed Acquisition Transaction would be more favorable to the holders of Company Shares (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement, including the Offer and the Merger (or any binding (on Parent) counter-offer or binding (on Parent) offer made by Parent pursuant hereto).
          (aaa) “Tax” shall mean (i) any and all federal, provincial, state, local, foreign and other taxes, including net income, gross income, gross receipts, capital gains, alternative, minimum, sales, consumption, use, social services, goods and services, value added, harmonized sales, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, wage, employment, unemployment, pension, health insurance, excise, severance, stamp, occupation, premium, property, windfall profits, environmental, customs, duties or other taxes, fees, assessments, social security contributions or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of any group of entities for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.
          (bbb) “Tax Returns” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form,

election, certificate or other document, and any amendment or supplement to any of the foregoing, with respect to Taxes.
          (ccc) “Top Customer” means a top ten (10) customer of the Company or any of its Subsidiaries based on revenues during the twelve (12) months ended July 31, 2010, as set forth in Section 1.1(ccc) of the Company Disclosure Letter.
          (ddd) “Top Resellers and Systems Integrators” means a top ten (10) reseller or systems integrator of the Company or any of its Subsidiaries based on revenues during the twelve (12) months ended July 31, 2010, as set forth in Section 1.1(ddd) of the Company Disclosure Letter.
          (eee) “Top Supplier” means a top ten (10) supplier of products or services to the Company or any of its Subsidiaries based on expenditures during the twelve (12) months ended July 31, 2010, as set forth in Section 1.1(eee) of the Company Disclosure Letter.
Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

401(k) Termination Date	7.12(a)
409A Authorities	4.11(f)
Action	4.9
Affiliate Transaction	4.24
Agents	4.20(d)
Agreement	Preamble
Agreement Date	Preamble
Appointment Time	2.3(a)
Arrangements	7.17
Book Entry Shares	3.8(c)
Certificate of Merger	3.2
Certificates	3.8(c)
Closing	3.3
Closing Date	3.3
Company	Preamble
Company Board Recommendation	7.2(a)
Company Board Recommendation Change	7.2(b)
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Compensation Committee	7.17
Company Disclosure Letter	Article IV
Company Escrow Agreement	4.18(l)
Company Insurance Policies	4.16
Company International Plan	4.11(g)
Company Plans	4.11(a)
Company Registered IP	4.18(b)

Company SEC Documents	4.6(a)
Company Shares	Recitals
Company Stockholder Approval	4.4(a)
Company Stockholders	2.1(f)
Company Stockholders’ Meeting	7.3(a)
Confidential Customer Information	4.18(m)
Confidentiality Agreement	7.9
Continuing Director	2.3(a)
Covered Securityholders	7.17
D&O Insurance	7.13(c)
Delaware Secretary of State	3.2
Dissenting Company Shares	3.7(c)(i)
Effective Time	3.2
Employment Compensation Arrangement	7.17
ESPP	7.11(g)
Exchange Fund	3.8(b)
Exchange Ratio	7.11(b)
Extended Termination Date	9.1(b)
FAR	4.20(c)
Final Exercise Date	7.11(g)
Indebtedness	6.2(h)
Indemnified Parties	7.13(a)
Independent Directors	2.3(b)
Initial Termination Date	9.1(b)
Leased Real Property	4.17(a)
Material Contract	4.15(a)
Maximum Annual Premium	7.13(c)
Merger	3.1
Merger Consideration	3.7(a)(i)
Merger Sub	Preamble
Minimum Condition	2.1(a)
Morgan Stanley	4.25
Nonqualified Deferred Compensation Plan	4.11(f)
Offer	Recitals
Offer Documents	2.1(f)
Offer Price	Recitals
Offer to Purchase	2.1(f)
Open Source Materials	4.18(j)
Parent	Preamble
Parent Form 10-K	5.1
Parent Insider	2.3(a)
Payment Agent	3.8(a)
PBGC	4.11(c)(iii)
Pension Plan	4.11(b)
Permits	4.10
PII	4.18(m)

Proxy Statement	7.4(a)
Related Party	4.24
Representatives	7.1(b)
Schedule 14D-9	2.2(b)
Schedule TO	2.1(f)
Short-Form Threshold	2.4(a)
Surviving Corporation	3.1
Takeover Laws	4.23
Tender and Voting Agreement	Recitals
Termination Fee Amount	9.4(b)(i)
Top-Up Closing	2.4(c)
Top-Up Option	2.4(a)
Top-Up Shares	2.4(a)
Triggering Event	9.1(d)(ii)
     Section 1.3 Certain Interpretations.
          (a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.
          (b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
          (c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
          (d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
          (e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
          (f) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          (g) References to “deliver,” “furnish,” “made available” or “provide” shall mean that such documents or information referenced shall have been (i) delivered to Parent or its Representatives or (ii) contained in the Company’s electronic data room maintained by Fenwick & West LLP (as long as such documents were available in the electronic data room before 5:00 p.m. (Pacific time) on September 11, 2010).
ARTICLE II
THE OFFER
     Section 2.1 The Offer.
          (a) Terms of Offer; Conditions to Offer. Provided that (i) this Agreement shall not have been terminated pursuant to Article IX hereof and (ii) none of the events set forth in clause (C) of Annex A hereto shall have occurred, as promptly as practicable after the date hereof (but in no event more than ten (10) Statutory Business Days thereafter), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the Company Shares at a price per Company Share, subject to the terms of Section 2.1(b) hereof, equal to the Offer Price. The obligation of Merger Sub to accept for payment and to pay for any Company Shares tendered (and the obligation of Parent to cause Merger Sub to accept for payment and to pay for any Company Shares tendered) shall be subject only to (i) the condition (the “Minimum Condition”) that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to Section 2.1(c) hereof), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of shares of Company Common Stock that, together with the Company Shares then owned by Parent and Merger Sub (if any), represents at least a majority of all the outstanding Company Shares on a fully diluted basis on the date of purchase (which means, as of the scheduled expiration date of the Offer (as it may be extended from time to time pursuant to Section 2.1(c)), the number of Company Shares outstanding, together with all Company Shares that the Company would be required to issue pursuant to the conversion or exercise of options, rights and securities that are convertible into or exercisable for Company Shares as of the scheduled expiration date of the Offer (as it may be extended from time to time pursuant to Section 2.1(c)), including after giving effect to Section 7.11) and (ii) the other conditions set forth in Annex A hereto. Parent and Merger Sub expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or previously approved by the Company in writing, neither Parent nor Merger Sub may make any change to the terms and conditions of the Offer that (A) decreases the Offer Price, (B) changes the form of consideration to be paid in the Offer, (C) reduces the number of Company Shares to be purchased in the Offer, (D) imposes conditions to the Offer in addition to the conditions to the Offer set forth in Annex A hereto, (E) extends the Offer in any manner other than pursuant to and in accordance with the terms of Section 2.1(c) or Section 2.1(e) hereof, (F) amends or waives the Minimum Condition, or (G) amends, modifies or supplements any of the terms of the Offer in any manner adverse to the Company Stockholders. The conditions to the Offer set forth in Annex A hereto are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Merger Sub only with the prior written consent of the Company. The failure by

Parent and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
          (b) Adjustments to Offer Price. The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Merger Sub’s acceptance for payment of, and payment for, Company Shares pursuant to the Offer.
          (c) Extension and Expiration of Offer. Subject to the terms and conditions of this Agreement and the Offer, the Offer shall expire at midnight, New York Time, on the date that is twenty (20) Statutory Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) under the Exchange Act) after the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act); provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (i) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq that is applicable to the Offer and (ii) in the event that any of the conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex A hereto, are not satisfied or waived as of any then scheduled expiration date of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive extension periods of ten (10) Statutory Business Days each in order to permit the satisfaction of the conditions to the Offer; provided, however, that notwithstanding the foregoing clause (ii) of this Section 2.1(c), in no event shall Merger Sub be required to extend the Offer beyond the Initial Termination Date or the Extended Termination Date, as applicable; and provided further, that the foregoing clause (ii) of this Section 2.1(c), shall not be deemed to impair, limit or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to the terms of Article IX hereof. Merger Sub shall (and Parent shall cause Merger Sub to) not terminate the Offer prior to the expiration date without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to the terms of Article IX hereof.
          (d) Payment for Company Shares. On the terms set forth in this Agreement and subject to the conditions to the Offer set forth in Annex A hereto, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment, and pay for, all Company Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the applicable expiration date of the Offer (as it may be extended in accordance with Section 2.1(c) hereof). The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, without interest thereon, subject to reduction only for any applicable federal back-up withholding or other Taxes payable by such holder.

          (e) Subsequent Offering Period. Merger Sub may (but shall not be required to), and the Offer Documents shall reserve the right to, extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than twenty (20) Statutory Business Days immediately following the expiration of the Offer. Subject to the terms and conditions of this Agreement and the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment, and pay for, all Company Shares validly tendered pursuant to the Offer as so extended by such subsequent offering period, promptly after any such Company Shares are tendered during such subsequent offering period. The Offer Price payable in respect of each Company Share validly tendered pursuant to the Offer, as so extended by such subsequent offering period, shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding Taxes or other Taxes payable by such holder.
          (f) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which shall contain as an exhibit or incorporate by reference an Offer to Purchase, or portions thereof (the “Offer to Purchase”), and forms of the letter of transmittal and summary advertisement, if any, in respect of the Offer, and such other ancillary documents and instruments that are required to be filed in connection with the filing of the Schedule TO (collectively and together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to all holders of Company Shares (collectively, the “Company Stockholders”) as and to the extent required by the Exchange Act. Subject to the provisions of Section 7.2 hereof, the Schedule TO and the Offer Documents may include a description of the determinations, approvals and recommendations of the Company Board set forth in Section 2.2(a) hereof. The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company that may be required by applicable securities laws or reasonably requested by Parent and Merger Sub for inclusion in the Schedule TO or the Offer Documents. Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply in all material respects with the Exchange Act and all other applicable Law. Parent and Merger Sub hereby agree that the Schedule TO and the Offer Documents, when filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents. The Company hereby agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws. Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC. Parent and Merger Sub shall provide to the Company and its counsel any and all written comments that Parent, Merger Sub or their counsel may receive in writing from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after receipt thereof, and Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff.
          (g) Termination or Withdrawal of Offer. If (i) this Agreement shall be terminated pursuant to Article IX hereof and (ii) Parent and Merger Sub shall withdraw the Offer in accordance with the terms hereof or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares pursuant to the Offer, Merger Sub shall promptly return, and shall cause any depository, acting on behalf of Merger Sub to return, all tendered shares to the registered holders thereof.
     Section 2.2 Company Actions.
          (a) Company Determinations, Approvals and Recommendations. The Company hereby represents and warrants to Parent and Merger Sub that, at meeting duly called and held prior to the date hereof, the Company Board has, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement is advisable, (ii) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the holders of Company Shares, (iii) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which approval constituted approval under the provisions of Section 203 of the DGCL as a result of which this Agreement and the transactions contemplated hereby, including the Offer and the Merger, as well as the Tender and Voting Agreements and the transactions contemplated thereby, are not and will not be subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL and (iv) unanimously resolved to recommend that the holders of Company Shares accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer and, if required under Delaware Law, adopt this Agreement in accordance with the applicable provisions of Delaware Law; provided, however, that such recommendation may be withheld, withdrawn, amended or modified in accordance with the terms of Section 7.2 hereof. The Company hereby consents to the inclusion of the foregoing determinations and approvals in the Offer Documents and, to the extent that the foregoing recommendation of the Company Board is not withheld, withdrawn, amended or modified in accordance with

Section 7.2 hereof, the Company hereby consents to the inclusion of such recommendation in the Offer Documents.
          (b) Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with the filing by Parent and Merger Sub of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be disseminated to the Company Stockholders as and to the extent required by the Exchange Act, together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). Subject to the provisions of Section 7.2 hereof, the Schedule 14D-9 shall include a description of the determinations, approvals and recommendations of the Company Board (including the Company Board Recommendation) set forth in Section 2.2(a) hereof and Section 7.2(a) hereof. Each of Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other applicable Law. The Company hereby further agrees that the Schedule 14D-9, on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Merger Sub hereby agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws. The Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company shall provide in writing to Parent, Merger Sub and their counsel any written comments the Company or its counsel may receive in writing from the SEC or its staff with respect to the Schedule 14D-9 promptly upon receipt thereof, and the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff.
          (c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly following a request by Parent, furnish

Parent with such information, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions), and with such assistance, as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares (limited, in the case of beneficial holders, to such current information that is in the possession of the Company or the transfer agent with respect to such holders and to such assistance as is reasonable in view of the extent of such information so possessed; provided that neither the Company nor the transfer agent shall have any obligation to seek any such information from the record holders). Subject to any and all applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub and their agents shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions on the terms and conditions set forth in the Confidentiality Agreement, (ii) use such information only in connection with the Offer and the Merger and (iii) if (A) this Agreement shall be terminated pursuant to Article IX hereof and (B) Parent and Merger Sub shall withdraw the Offer in accordance with the terms hereof or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares pursuant to the Offer, deliver (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.
     Section 2.3 Company Boards of Directors and Committees; Section 14(f) of Exchange Act.
          (a) Composition of Company Board. Effective upon the initial acceptance for payment by Merger Sub of Company Shares pursuant to the Offer (the “Appointment Time,” the use of which term herein shall not, unless the context otherwise requires, depend upon whether Parent shall exercise its rights under this Section 2.3(a)) and from time to time thereafter up to the Effective Time, subject to Section 2.3(b), Parent shall be entitled to designate up to such number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 2.3) and (y) a fraction, the numerator of which is the number of Company Shares held by Parent and Merger Sub (giving effect to the Company Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Company Shares. Promptly following a request by Parent, the Company shall take all action necessary to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board. From time to time after the Appointment Time, subject to Section 2.3(b), the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on (i) each committee of the Company Board, (ii) each board of directors of each Subsidiary of the Company and (iii) each committee of each such board of directors of each Subsidiary of the Company, in each case to the fullest extent permitted by all applicable Law. Solely for purposes of this Section 2.3, any and all members of the Company Board immediately prior to such appointments by Parent who remain on the Company Board after such appointments by Parent shall be referred to as “Continuing Directors” and each as a “Continuing Director.” In the event that Parent’s designees are elected or designated to the Company Board pursuant to this Section 2.3(a), then, until the Effective Time, the Company Board shall always have at least three (3) Continuing Directors. If the number of directors who are Continuing Directors is reduced below three (3) prior to the Effective Time, the remaining Continuing Directors shall be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of Parent or any of its Subsidiaries (a “Parent Insider”) and who shall be deemed a Continuing Director for all purposes of this Agreement, and the Company shall cause such designee to be appointed to the Company Board. If, notwithstanding compliance with the foregoing provisions, the number of Continuing Directors is reduced to zero (0), then the other directors on the Company Board shall designate and appoint to the Company Board three (3) directors who are not Parent Insiders who shall be deemed Continuing Directors for all purposes of this Agreement.
          (b) Continued Listing. In the event that Parent’s designees are elected or appointed to the Company Board pursuant to Section 2.3(a), and without limiting Section 2.3(a), until the Effective Time, the Company Board shall have at least such number of directors as may be required by the rules of the Nasdaq or the federal securities Laws who are considered independent directors within the meaning of such Laws (“Independent Directors”); provided, however, that after and subject to payment by Merger Sub for the Company Shares tendered pursuant to the Offer, the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosures associated with such status; provided, further, that in the event the number of Independent Directors shall be reduced below the number of directors as may be required by such Laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules of the Nasdaq or the federal securities Laws, to fill such vacancies who shall not be shareholders or Affiliates of Parent or Merger Sub, and such Persons shall be deemed to be Independent Directors for purposes of this Agreement.
          (c) Section 14(f) of the Exchange Act. The Company’s obligation to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all action required pursuant to this Section 2.3 and Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 2.3, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 2.3. Parent shall, promptly after the date hereof and a reasonable period prior to the commencement of the Offer, provide to the Company in writing, and be solely responsible for any information with respect to itself and its nominees, directors, officers and Affiliates, required by such Section 14(f) and Rule 14f-1.
          (d) Required Approvals of Continuing Directors. Notwithstanding anything to the contrary set forth in this Agreement, in the event that Parent’s designees are elected or appointed to the Company Board prior to the Effective Time pursuant to Section 2.3(a) hereof, the approval of a majority of such Continuing Directors (or the sole Continuing Director if there shall be only one (1) Continuing Director) shall be required in order to (i) amend, modify or terminate this Agreement, or agree or consent to any amendment, modification or termination of this Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under this Agreement, (iii) exercise or waive any of the Company’s rights, conditions, benefits or remedies under this Agreement, (iv) except as provided herein, amend or otherwise modify the Company’s certificate of incorporation or bylaws, (v) authorize or execute any Contract, or any amendment or modification of any Contract, between the Company or any of its Subsidiaries, on the one hand, and Parent, Merger Sub or any of their Affiliates on the other hand, or the termination of any such Agreement then in effect by the Company or any such Subsidiary or (vi) make any other determination or give any approval or authorization that is required to be taken or given by the Company Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger. Following the election or appointment of Parent’s designees pursuant to Section 2.3(a) and prior to the Effective Time, any actions with respect to the enforcement of this Agreement by the Company shall be effected only by and at the direction of a majority of the Continuing Directors (or the action of the sole Continuing Director if there shall only be one Continuing Director then in office), and any such authorization or direction shall constitute the authorization and direction of the full Company Board with respect thereto, and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize, or for the Company to take, any such action.
     Section 2.4 The Top-Up Option.
          (a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in this Section 2.4, to purchase that number of Company Shares (the “Top-Up Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one share more than 90% of the total Company Shares then outstanding (determined on a fully diluted basis, which means the number of Company Shares then outstanding, together with all Company Shares that the Company would be required to issue pursuant to the conversion or exercise of options, rights and securities that are then convertible into or exercisable for Company Shares, including after giving effect to Section

7.11), assuming the issuance of the Top-Up Shares (such number, the “Short-Form Threshold”), at a price per Company Share equal to the Offer Price.
          (b) The Top-Up Option shall be exercisable once in whole and not in part on or prior to the fifth Business Day after the later of Parent’s or Merger Sub’s acceptance for payment of Company Shares pursuant to the Offer or, if Merger Sub elects to extend the Offer for a subsequent offering period pursuant to Section 2.1(e), the expiration of any subsequent offering period under Section 2.1(e); provided, however, that (i) in no event shall the Top-Up Option be exercisable for a number of Company Shares in excess of the number of authorized but unissued Company Shares (including as authorized and unissued Company Shares, for purposes of this Section 2.4, any Company Shares held in the treasury of the Company) and (ii) the Top-Up Option shall not be exercisable unless immediately after such exercise and the issuance of the Top-Up Shares pursuant thereto, the Short-Form Threshold would be reached; and provided further, that the Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.
          (c) In the event Merger Sub exercises the Top-Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (i) the number of Company Shares that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Option Shares, (ii) the number of Company shares that Merger Sub intends to purchase pursuant to the Top-Up Option and (iii) the place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). The Company shall, as soon as practicable following receipt of such notice, deliver notice to Parent and Merger Sub in writing confirming the number of Top-Up Option Shares and the aggregate purchase price therefor. At the Top-Up Closing, Merger Sub shall (and Parent shall cause Merger Sub to) pay the Company the aggregate price required to be paid for the Top-Up Option Shares. Such aggregate price may be paid by Merger Sub, at its election, either (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to the Company a full recourse unsecured promissory note issued by Merger Sub having a principal amount equal to the remainder of such aggregate purchase price (which promissory note either shall be a demand note or shall have a stated maturity date of not more than three (3) months from the date of issue). Any such promissory note shall bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published by The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Option Shares, which certificate may include any legends required by applicable securities laws (or, if the Company does not then issue Company Shares in certificated form, the applicable number of Company Shares in non-certificated book-entry form).
          (d) Parent and Merger Sub understand that the Company Shares which Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser agrees that the Top-Up Option and the Top-Up Option Shares are being and will be acquired by Purchaser for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.
ARTICLE III
THE MERGER
     Section 3.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes hereinafter referred to as the “Surviving Corporation.”
     Section 3.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under Delaware Law by filing a certificate of merger (or a certificate of ownership and merger, as applicable) in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of Delaware Law (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).
     Section 3.3 The Closing. The consummation of the Merger (the “Closing”) shall take place remotely via the exchange of documents and signature pages, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the fifth (5th) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions to be satisfied or waived of the conditions set forth in Article VIII hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).
     Section 3.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     Section 3.5 Certificate of Incorporation and Bylaws.
          (a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 7.13 hereof, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “ArcSight, Inc.”
          (b) Bylaws. At the Effective Time, subject to the provisions of Section 7.13 hereof, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, however, that at the Effective Time the Bylaws of the Surviving Corporation shall be amended to reflect that the name of the Surviving Corporation shall be “ArcSight, Inc.”
     Section 3.6 Directors and Officers.
          (a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.
          (b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly appointed.
     Section 3.7 Effect on Capital Stock.
          (a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:
               (i) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) and (B) Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon (the “Merger Consideration”), upon the surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 3.8 hereof (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 3.10 hereof).
               (ii) Owned Company Common Stock. Each share of Company Common Stock owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.
               (iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.
          (b) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.
          (c) Statutory Rights of Appraisal.
               (i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 3.7. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner provided in Section 3.8 hereof.

               (ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.
          (d) Company Options. At the Effective Time, each Company Equity Award then outstanding under any of the Company Equity Plans shall be treated in accordance with the provisions of Section 7.11 hereof.
     Section 3.8 Exchange of Certificates.
          (a) Payment Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).
          (b) Exchange Fund. On or promptly after the Effective Time, and in no case more than two Business Days thereafter, as needed, Parent shall deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article III, an amount of cash equal to the product obtained by multiplying (x) the Merger Consideration and (y) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Company Common Stock then owned Parent, Merger Sub, the Company, or any direct or indirect, wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time (whether pursuant to the Offer or otherwise)) (such cash amount being referred to herein as the “Exchange Fund”).
          (c) Payment Procedures. Promptly following the Effective Time, Parent and Merger Sub shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (x) a certificate or certificates (the “Certificates”) or (y) uncertificated shares represented by book-entry (“Book Entry Shares”), which, in each case, represented, immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares) (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, as applicable, and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender of Certificates or Book-Entry Shares for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III, and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates pursuant to this Section 3.8. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III.
          (d) Transfers of Ownership. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the payment of Merger Consideration to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.
          (e) Required Withholding. Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock such amounts as they reasonably determine are required to be deducted or withheld therefrom under United States federal or state, local or foreign Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
          (f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates evidencing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 3.8 shall thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock evidenced by such Certificates solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III.
     Section 3.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Company Common Stock (other than Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 3.8 hereof. The Merger Consideration paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.
     Section 3.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.7 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
     Section 3.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take all such lawful and necessary action.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) as disclosed in the Company SEC Documents filed with the SEC on or after May 1, 2010 and prior to the Agreement Date (other than as set forth in the forward-

looking statements or as set forth in the risk factors contained therein) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), or to which the applicability of any such disclosure to another section or subsection of this Agreement is reasonably apparent from the text of the disclosure made, the Company represents and warrants to Parent and Merger Sub as follows:
     Section 4.1 Organization, Standing and Power.
          (a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (b) The Company has previously delivered or made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws. The Company has made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of the Company’s stockholders, the Company Board and each committee of the Company Board since January 1, 2006.
     Section 4.2 Capital Stock.
          (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of the close of business on September 9, 2010, (i) 34,674,555 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (iv) 6,618,006 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2007 Equity Incentive Plan (of which 4,447,213 shares were subject to outstanding Company Options under such plan), (v) 3,006,175 shares were subject to outstanding Company Options under the Company’s 2000 Stock Incentive Plan and 2002 Stock Plan (both of which no longer have options available for issuance), and (vi) 1,068,798 shares were available for issuance under the Company’s 2007 Employee Stock Purchase Plan. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Liens.
          (b) All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except for the Top-Up Option and except as set forth above in this Section 4.2(b), there are no outstanding (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in clause (iii), other than Company Options pursuant to the Company Equity Plans and Company Shares pursuant to the ESPP, or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or on file with the Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of the Company or any of its Subsidiaries.
          (c) No Company Option has an exercise price that is less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. No Company Option has a feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option. The Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Equity Awards.

     Section 4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor, other than in the ordinary course of business with respect to its wholly owned Subsidiaries, is the Company under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.
     Section 4.4 Authority.
          (a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to (i) if required by Delaware Law, the adoption of this Agreement by the holders of at least a majority in combined voting power of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), and (ii) to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency (including, all laws related to fraudulent transfers), moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law).
          (b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated by Section 7.3(c)) and (iv) resolving to recommend that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and, if required by Delaware Law, adopt this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2.

The Company Board, at a meeting duly called and held, has unanimously approved the grant of the Top-Up Option pursuant to this Agreement.
          (c) In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.
     Section 4.5 No Conflict; Consents and Approvals.
          (a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer and the Merger and compliance by the Company with the provisions hereof will not (i) violate or conflict with the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or require any consent, waiver or approval of any Person pursuant to, any provision of any Material Contract or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), violate or conflict with any Law or any rule or regulation of Nasdaq applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.
          (b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Offer and the Merger or compliance with the provisions hereof, except for (i) compliance with any applicable requirements of the HSR Act and any Foreign Antitrust Laws, (ii) such filings and reports as required pursuant to the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL, (iv) any filings required under the rules and regulations of Nasdaq and (v) such other filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

     Section 4.6 SEC Reports; Financial Statements.
          (a) The Company has filed or furnished (as applicable) on a timely basis with the SEC all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC under applicable Laws since the Company’s initial public offering on February 14, 2008 (all such filed documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document.
          (b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since April 30, 2010, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.
          (c) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
          (d) The Company and its Subsidiaries have implemented and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (i) has implemented and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.”
          (e) Since January 1, 2006, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective “internal control over financial reporting,” including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board any committee thereof or to any director or officer of the Company evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents.
          (f) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.
          (g) Neither the Company nor any of its Subsidiaries is a party to, or has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company’s or any of its Subsidiaries’ audited financial statements or other Company SEC Documents.
     Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities and obligations (a) accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of April 30, 2010 included in the Company SEC Documents, (b) incurred in the ordinary course of business since April 30,

2010, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or bound, other than due to breaches thereunder, (d) under this Agreement or in connection with the transactions contemplated hereby or (e) other liabilities that, individually or in the aggregate, would not have a Company Material Adverse Effect.
     Section 4.8 Absence of Certain Changes or Events. Since April 30, 2010: (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects, (b) there has not been any event, change, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (d) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in clauses (a), (c), (d), (e), (g), (h), (k), (l), (m), (n), (o)(i) (which, for purposes of this Section 4.8(d), shall be deemed to apply solely with respect to directors, executive officers and other officers at the vice president level or higher), (o)(v), (s), (t)(i), (u), or (solely with respect to the foregoing clauses) (v) of Section 6.2.
     Section 4.9 Litigation. There is no action, suit, claim, arbitration or (to the Knowledge of the Company) investigation by or before a Governmental Entity (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $2,000,000, (b) does not seek material injunctive or other non-monetary relief or (c) individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there is no Action pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement.
     Section 4.10 Compliance with Laws. Except with respect to ERISA, environmental matters and Taxes, which are the subject of Sections 4.11, 4.13 and 4.14, respectively, the Company and each of its Subsidiaries are and, at all times since April 30, 2008 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including without limitation, Laws pertaining to antitrust, immigration and product safety, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since April 30, 2008, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, except for such lack of Permits, noncompliance, defaults, revocations, non-renewals, modifications or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. No representation is made in this Section 4.10 as to Government Contracts matters, which are the subject of Section 4.20.
     Section 4.11 Benefit Plans.
          (a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has or could have any liability (contingent or otherwise). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, if applicable, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the most recent year the Form 5500 and attached schedules.
          (b) Neither the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (ii) a Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (iii) a Pension Plan which is a “multiple employer plan” for purposes of ERISA, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.
          (c) With respect to the Company Plans, except as disclosed in the Company SEC Documents or to the extent that the inaccuracy of any of the representations set forth in this Section 4.11, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:
               (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;
               (ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;
               (iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the Knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there, to the Knowledge of the Company, facts or circumstances that exist that could reasonably give rise to any such Actions;
               (iv) none of the Company and its Subsidiaries or members of their Controlled Group has incurred any direct or indirect material liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability; and
               (v) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation.
          (d) No Company Plan currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601 of ERISA and Section 4980B(b) of the Code or other applicable law, and neither Company, its Subsidiaries or members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute.
          (e) The execution of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement or (iii) cause or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. No amount paid or payable by the Company or any of its Subsidiaries or Parent in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will potentially be an “excess parachute payment” within the meaning of Section 280G and/or will not be deductible or Section 4999 of the Code and/or will not be deductible by the Company by reason of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is obligated to pay or reimburse any Person receiving compensatory payments or other benefits from the Company or any of its Subsidiaries for Taxes incurred by that Person under Sections 4999 of the Code.
          (f) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code satisfies the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code and has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii) subsequent IRS guidance (clauses (i) and (ii), together, the “409A Authorities”). No current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Taxes imposed under Section 409A of the Code or interest or penalty related thereto.
          (g) For any Company Plan that is maintained in any non-U.S. jurisdiction (each a “Company International Plan”) that is a defined benefit pension plan, no such Company International Plan has any unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. All Company International Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Authority. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all Company International Plans that are required to be funded are fully funded, and (ii) with respect to all other Company International Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company in accordance with GAAP as of the Closing.

     Section 4.12 Labor Matters.
          (a) There is no collective bargaining agreement or other labor union or foreign works council Contract or arrangement applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no such labor dispute, strike, work stoppage or lockout in the previous three (3) years. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice and no unfair labor practice or labor charge or complaint is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity. The Company and its Subsidiaries are in compliance, in all material respects, with all applicable laws respecting (i) employment and employment practices and (ii) terms and conditions of employment and wages and hours. All employees classified as exempt from the overtime provisions of state and federal law have been properly classified, as have all individuals classified as independent contractors, in each case, with only immaterial exceptions. Neither Company nor any of its Subsidiaries has incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar Law that remains unsatisfied. Neither the Company nor any of its Subsidiaries are or have been a party to any redundancy agreements (including social plans or job protection plans).
          (b) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
          (c) As of the Agreement Date, (i) none of the officers set forth in Section 1.1(hh) of the Company Disclosure Letter intends to terminate his employment relationship with the Company or (if applicable) any of its Subsidiaries during the period of employment contemplated by the offer letter (i.e., the period to which material retention benefits such as acceleration apply) provided by Parent to the applicable officer prior to the Agreement Date and (ii) none of the officers set forth in Section 1.1(hh) of the Company Disclosure Letter has been advised that (A) any other officer of the Company or any of its Subsidiaries intends to terminate his employment relationship with the applicable entity or (B) any other employee or group of employees of the Company or any of its Subsidiaries who, individually or in the aggregate, is or are significant to the Company or any of its Subsidiaries, taken as a whole, intends to terminate his, her or their employment relationship with the applicable entity.

     Section 4.13 Environmental Matters.
          (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or released or disposed of on, any Leased Real Property, nor are any Hazardous Materials present, as a result of any actions of the Company or its Subsidiaries or, to the Knowledge of the Company as of the date hereof, any third party on any Leased Real Property, (ii) no underground or aboveground storage tanks, pipes, equipment, facilities or other appurtenant devices of any kind have been or may have been used for the storage, treatment or disposition of a Hazardous Material are located at, or under, or have been removed from, any Leased Real Property, (iii) the Company and each of its Subsidiaries and the Company Products are and have been since April 30, 2007 in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws and (iv) there are no past, pending or, to the Knowledge of the Company, claims threatened in writing alleging a violation of or liability under Environmental Law(s) against the Company or any of its Subsidiaries or any Leased Real Property.
          (b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company Products and the processing, packaging, labeling, sale, distribution or export, and end-of-life handling thereof is in compliance in all material respects with all applicable Laws of each jurisdiction in which such Company Products is or has been processed, sold, distributed or exported, whether by the Company or otherwise, including, without limitation, Environmental Laws and Laws which pertain to: electrical safety, energy consumption of energy using products or components, the presence (or absence) of specified substances in electrical or electronic products, batteries or products generally; labeling or product or product packaging as respects product content or respects health, safety or environmental effects or attributes or as respects required end-of-life handling or disposition of products or product packaging; and coverage under approved scheme for end-of-life collection and return of products or of product packaging.
          (c) To the Knowledge of the Company, the Company and each of its Subsidiaries has never received and does not have in its possession or control any written communications with or documentation from any Governmental Entity regarding the presence of Hazardous Materials on any properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or any environmental assessments, reports, data, results of investigations or audits, and other similar information of any properties currently or formerly owned, leased or operated by the Company or any Subsidiary of the Company, including the compliance (or noncompliance) by the Company and the Subsidiaries of the Company with any Environmental Laws.
     Section 4.14 Taxes.
          (a) The Company and each of its Subsidiaries have prepared and timely filed all material Tax Returns required to be filed and all such Tax Returns are true, correct and complete in all material respects. For purposes of this Section 4.14, references to the Company and/or its Subsidiaries include predecessors to the Company and its Subsidiaries. The Company has made available to Parent copies of all federal income and other material Tax Returns filed by the Company and its Subsidiaries since April 30, 2007.
          (b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) have timely been paid, or have been timely withheld and remitted (if applicable), to the appropriate Governmental Entity, and all Taxes that have accrued but are not yet payable have been reserved for in accordance with GAAP (including FIN 48, Accounting for Uncertainty in Income Taxes) in the Company’s financial statements included in the Company SEC Documents, or have been incurred in the ordinary course of business since the date of the Company SEC Documents filed most recently prior to the date hereof in amounts consistent with prior periods.
          (c) Since the date of the balance sheet included in the most recent Company SEC Documents filed prior to the Agreement Date, the Company and its Subsidiaries have not incurred, individually or in the aggregate, any material Liability for Taxes or recognized any material amount of taxable income outside the ordinary course of business or otherwise inconsistent with past practice.
          (d) There is no material Tax deficiency outstanding, assessed or, to the Knowledge of the Company, proposed against the Company or any of its Subsidiaries, nor, as of the date hereof, has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect. Section 4.14(d) of the Company Disclosure Letter sets forth all material Tax deficiencies that have been proposed against the Company or any of its Subsidiaries since April 30, 2007 (whether or not settled or otherwise resolved).
          (e) Neither the Company nor any of its Subsidiaries has received written notice, and the Company has no Knowledge, of any audit, examination, claim or Legal Proceeding with respect to Taxes or of a Tax Return of the Company or any of its Subsidiaries that is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination or of any such claim or proceeding.
          (f) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or foreign Law that could materially affect the liability of the Company or any Subsidiary for Taxes following the Merger.
          (g) Each of the Company and its Subsidiaries has disclosed on its Tax Returns each position taken therein that would reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local, or foreign Law (assuming for this purpose that such position is challenged by the relevant taxing authority and ignoring the effect of post-Tax Return filing disclosure to such taxing authority).
          (h) No written claim has been made by any Governmental Entity in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any taxation by such jurisdiction.
          (i) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method in any period following the period covered by the most recent Tax Return filed with respect to the applicable Tax, and neither the Company nor any of its Subsidiaries has pending any request for a change in its method of accounting for applicable Tax purposes.
          (j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, U.S. taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any transaction that occurred prior to the Merger, including (x) any installment sale or open transaction disposition made on or prior to the Closing Date, (y) any prepaid amount received on or prior to the Closing Date, or (z) any election made or contemplated to be made on any Tax Return. The preceding sentence does not apply to any item derived, or any election made, in the ordinary course of business consistent with similar items reported in Tax Returns previously made available to Parent.
          (k) There are no material Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.
          (l) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.
          (m) There are no material deferred intercompany transactions within the meaning of Treasury regulation section 1.1502-13(b)(1) with respect to which the Company or any of its Subsidiaries would be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date.
          (n) Neither the Company nor any of its Subsidiaries (i) is a party to a Contract, other than a Contract entered into in the ordinary course of business with vendors, customers and lessors, that provides for Tax indemnity or Tax sharing, or for the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any other Person, or (ii) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor. Neither the Company nor any of its Subsidiaries has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which the Company was at all times the common parent corporation.
          (o) The amount and nature of the tax attributes of the Company and its Subsidiaries (including net operating loss, capital loss and tax credit carryovers) reported in the Company’s most recent annual report on Form 10-K filed with the SEC are true and correct in all material respects as of the end of the Company’s most recent taxable year described therein, and no transaction has occurred since the end of the period covered in such annual report that has materially reduced any such tax attributes (other than actual utilization in the ordinary course of business).
          (p) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code and regulations thereunder) in conjunction with the Merger.
          (q) Neither the Company, nor any of its Subsidiaries has participated (i) in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation § 1.6011-4(b)(1) or, (ii) to the Knowledge of the Company, in a reportable transaction (other than a listed transaction), as set forth in Treasury Regulation § 1.6011-4(b).
          (r) Section 4.14(r) of the Company Disclosure Letter sets forth each such Tax ruling, Tax holiday and other written agreement with any Government Entity with respect to Taxes of the Company or its Subsidiaries. The Company and its Subsidiaries are in compliance with each Tax ruling, Tax holiday and other agreement in all material respects. There is no material risk that any material Tax ruling, Tax holiday or other agreement with any Government Entity with respect to Taxes will expire, be revoked or otherwise terminate, whether as a result of the Merger or otherwise. Neither the Company nor any of its Subsidiaries currently has outstanding any requests for Tax rulings or Tax holidays or other agreements with any Government Entity with respect to Taxes that would materially adversely affect their liability for Taxes or the amount of taxable income or loss for any tax year or period ending after the Closing Date.
          (s) The Company has prepared contemporaneous documentation for the Company’s and its Subsidiaries’ transfer pricing practices under section 6662 of the Code for its fiscal years 2008 and 2009 and is in process of having prepared such documentation for its 2010 fiscal year.
          (t) No Subsidiary of the Company that is a “controlled foreign corporation” as defined in the Code owns (directly or indirectly) a material “investment in United States property” for purposes of Section 956 of the Code that has not been properly reported as such in a U.S. federal income Tax Return made available to Parent prior to the

Agreement Date. Since the end of the period covered by the most recent U.S. federal income Tax Return filed by the Company prior to the Agreement Date, neither the Company nor any of its Subsidiaries has owned an interest in any entity that is required to be treated by the Company or such Subsidiary (as applicable) as an interest in a “passive foreign investment company” as defined in the Code.
     Section 4.15 Contracts.
          (a) Section 4.15 of the Company Disclosure Letter lists each of the following types of Contracts to which the Company or any of its Subsidiaries is a party, as of the Agreement Date, or by which any of their respective properties or assets is bound:
               (i) any employment or consulting Contract with any executive officer or other employee or independent contractor of the Company or member of the Company Board earning an annual salary from Company and its Subsidiaries in excess of the lowest annual base salary reported in the Company’s most recent annual report on Form 10-K or definitive proxy statement for any of the Company’s “named executive officers,” as such term is defined in Item 402(a)(3) of Regulation S-K of the Securities Act, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without liability or financial obligation to the Company;
               (ii) any Company Plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the announcement or consummation of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
               (iii) any Contract (other than a Government Contract) providing for indemnification which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or any guaranty that is material to the Company and its Subsidiaries, taken as a whole, other than any guaranty by the Company of any of its wholly-owned Subsidiaries’ obligations or any Contract providing for indemnification entered into in connection with the distribution, sale or license or services or products in the ordinary course of business, which indemnification, in the case of any customer agreement, does not materially differ from the provisions embedded in the Company’s standard forms of customer agreements as made available to Parent and the agreements contained in the folders named “04.01.05 Customer Agmts ($2MM or above)”, “04.01.05 New Customer Agmts” or “04.01.11 Customer Agmts on Customer Paper ($2mm or above)” of the electronic data room maintained by Fenwick & West LLP (as long as such agreements were available in the electronic data room before 5:00 p.m. (Pacific time) on September 8, 2010);
               (iv) any Contract containing any covenant applicable to the Company or any of its Subsidiaries (or, as a result of the consummation of the Merger, would by its terms be applicable to Parent or any of its Subsidiaries) (A) limiting in any respect any such Person’s right to engage in any line of business or to operate in any geographic area or (B) granting any exclusive rights in respect of Owned Company IP;

               (v) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets, other than any Contract entered into in the ordinary course of business, or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;
               (vi) any Contract for the acquisition of an entity or assets (excluding any procurement Contract or license entered into in the ordinary course of business) pursuant to which the Company or any of its Subsidiaries has any material continuing indemnification, “earn-out” or other contingent obligations;
               (vii) any joint venture, joint marketing or joint development agreement, (A) under which the Company or any of its Subsidiaries (1) had out-of-pocket payment obligations in excess of $500,000 during the one-year period ending on the Agreement Date or (2) with respect to joint venture and joint development agreements, reasonably expects to have out-of-pocket payment obligations in excess of $500,000 during the one-year period beginning on the Agreement Date and (B) which may not be canceled without penalty upon notice of 90 days or less; or any agreement pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property Rights that will not be owned solely by the Company or one of its Subsidiaries;
               (viii) any dealer or distributor agreement under which the Company or any of its Subsidiaries had revenues or out-of-pocket payment obligations in excess of $2,000,000 during the one-year period ending on the Agreement Date;
               (ix) any Contract that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights or rights of first refusal to any Person;
               (x) any Contract containing a provision regarding any financial penalty for the failure by the Company or any of its Subsidiaries to comply with any support or maintenance obligation (other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than twelve (12) months’ notice or otherwise without material liability or financial obligation to the Company and its Subsidiaries, taken as a whole), if such provision materially differs from the provisions embedded in the agreements contained in the folders named “04.01.05 Customer Agmts ($2MM or above)”, “04.01.05 New Customer Agmts” or “04.01.11 Customer Agmts on Customer Paper ($2mm or above)” of the electronic data room maintained by Fenwick & West LLP (as long as such agreements were available in the electronic data room before 5:00 p.m. (Pacific time) on September 8, 2010).
               (xi) any Contract to license any third party to manufacture or reproduce any Company Products or any Contract to sell or distribute any Company Products, except (A) agreements with distributors or sales representatives in the ordinary course of business, or (B) agreements allowing internal copies made or to be made by end-user customers in the ordinary course of business;

               (xii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, whether as borrower or lender, in each case, in excess of $1,000,000, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case, in the ordinary course of business;
               (xiii) (A) any settlement agreement entered into since April 30, 2007 relating to Intellectual Property Rights, and (B) any settlement agreement not relating to Intellectual Property Rights entered into since April 30, 2007, other than (1) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business consistent with past practice in connection with the routine cessation of such employee’s or independent contractor’s employment with the Company or (2) settlement agreements for cash only (which have been paid);
               (xiv) any Company IP Agreement;
               (xv) (A) any Government Contract, if the revenues received by the Company under such Government Contract, together with the revenues received by the Company under any other Government Contract with the same counterparty (whether or not currently in effect), exceed $2,000,000 in the aggregate; (B) any Government Contract with a Governmental Entity under which the Company has received revenues totaling $650,000 or more over the immediately preceding nine (9) fiscal quarters; and (C) any Government Proposal (with a U.S. Federal Governmental Entity) that, if awarded, the Company would reasonably expect to receive revenues of $650,000 or more (it being understood that this Section 4.15(a)(xv) shall in no way limit or otherwise affect the meaning of the representations of the Company set forth in Section 4.20);
               (xvi) any other Contract that requires, on its face, the Company or any of its Subsidiaries to make payment to a third party in excess of $1,000,000 in any individual case not described in clauses (i) through (xv) above; or
               (xvii) to the Knowledge of the Company, any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which, to the Knowledge of the Company, would, individually or in the aggregate, be reasonably expected to have a material adverse effect on any material Company Product or otherwise would reasonably be expected to have a Company Material Adverse Effect and is not described in clauses (i) through (xvi) above.
Each contract of the type described in clauses (i) through (xvii) is referred to herein as a “Material Contract.”
          (b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto (excluding any purchase order, work order, statement of work or service ticket related to any Material Contract that does not materially amend or modify the terms of such Material Contract).
     Section 4.16 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 4.16 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force (collectively, the “Company Insurance Policies”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each Company Insurance Policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default and (c) to the Knowledge of the Company, no insurer issuing any Company Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No written notice of cancellation or termination has been received with respect to any Company Insurance Policy.
     Section 4.17 Properties.
          (a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of all real property leased for the benefit of the Company or any of its Subsidiaries pursuant to a Contract providing for annual aggregate rent in excess of $100,000 (“Leased Real Property”). Each of the Company and its Subsidiaries has good and marketable (subject to the terms of the applicable lease) leasehold title to all Leased Real Property, in each case, free and clear of all Liens. To the Company’s Knowledge, no parcel of Leased Real Property is subject to any decree or order of any Governmental

Entity to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All leases of Leased Real Property shall remain valid and binding in accordance with their terms following the Effective Time except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
          (b) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased personal property and assets, a valid leasehold interest in, all of its personal property and assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens.
          (c) Each of the Company and its Subsidiaries enjoys undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
This Section 4.17 does not relate to Intellectual Property Rights, which is the subject of Section 4.18.
     Section 4.18 Intellectual Property.
          (a) Section 4.18(a) of the Company Disclosure Letter contains a complete and accurate list (by name and version number) as of the date hereof of the current version of all standard Company Products that are currently being actively marketed and made commercially available by the Company and its Subsidiaries.
          (b) Section 4.18(b) of the Company Disclosure Letter contains a complete and accurate list of the following Owned Company IP (“Company Registered IP”): (i) all registered Trademarks; (ii) all Patents; (iii) all registered Copyrights and (iv) all rights in domain names that are being actively used by the Company or any of its Subsidiaries, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located and (C) the application or registration number or, in the case of clause (iv) the registrar or equivalent Person with whom the name or locator is registered. To the Knowledge of the Company, none of the Company Registered IP is invalid or unenforceable, except for any such invalidity or unenforceability that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (c) In each case in which the Company or any of its Subsidiaries has acquired ownership of any Company Registered IP as set forth in Section 4.18(b) of the Company Disclosure Letter (other than rights in domain names or provisional patent applications), the Company or one of its Subsidiaries has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights, title, and interests in and to all such Company Registered IP to the Company or such Subsidiary and has timely recorded or caused to be timely recorded each such assignment with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with applicable Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Owned Company IP, together with the Licensed Company IP, is sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted. Without limiting the foregoing, to the Knowledge of the Company and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have the right to use all software development tools, library functions, or compilers that are necessary for the Company and its Subsidiaries (i) to create, modify, compile, or support any Company Product or (ii) to provide any services provided by the Company and its Subsidiaries.
          (e) The Company and its Subsidiaries own all right, title and interest in the Owned Company IP, free and clear of all Liens other than Liens that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect. Section 4.18(e) of the Company Disclosure Letter identifies (i) each Contract under which Licensed Company IP that is incorporated in any of the Company Products is licensed to the Company or any of its Subsidiaries, other than Contracts for the license of generally commercially available software having an acquisition cost of less than $20,000 and (ii), to the Knowledge of the Company, each Contract under which Licensed Company IP that is incorporated in any of the Company Products is licensed to the Company or any of its Subsidiaries and that is for the license of generally commercially available software (excluding Open Source Materials) having an acquisition cost of less than $20,000.
          (f) The Company and each of its Subsidiaries has taken commercially reasonable steps to protect and preserve the confidentiality of the Trade Secrets that comprise or comprised any part of the Company Intellectual Property Rights, and there are no unauthorized uses, disclosures, misappropriations, or infringements of any such Trade Secrets by any Person, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or were otherwise lawful, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All current or former employees, consultants and contractors of the Company or any of its Subsidiaries who have participated in development of any material Intellectual Property Rights for the Company or any of its Subsidiaries that are used in the conduct of the business of the Company or any of the Subsidiaries as currently conducted have executed and delivered a confidentiality and assignment agreement with the Company or such Subsidiary containing customary confidentiality obligations and under which all Intellectual Property Rights created or developed by such employees, consultant or contractors in the course of their employment by or engagement with the Company or such Subsidiary have been effectively assigned to the Company or such Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (g) Neither the Company nor any of its Subsidiaries nor any of its or their current products or services has infringed upon, misappropriated, diluted or otherwise violated, or is infringing upon, misappropriating, diluting or otherwise violating, in any respect the Intellectual Property Rights of any third party, except for any such infringements, misappropriations, dilutions and violations that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no Person nor any of such Person’s products or services or other activities relating to such Person’s business is infringing upon, misappropriating, diluting or otherwise violating, in any material respect, any Owned Company IP, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (h) There is no Action by a third party pending or, to the Knowledge of the Company, threatened with respect to, and the Company has not been notified in writing in the prior three (3) years of any alleged infringement, misappropriated, dilution or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property Rights of such third party. There is no pending or, to the Knowledge of the Company, threatened claim challenging the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Owned Company IP or, to the Knowledge of the Company, any Licensed Company IP (other than examination by Intellectual Property Rights registries of pending applications in the normal course). Neither the Company nor any of its Subsidiaries are subject to any judgment, order, writ, assessment, decision, injunction, decree or ruling of a Governmental Entity that restricts or impairs the use of any Owned Company IP or, to the Knowledge of the Company, any Licensed Company IP, other than restrictions or impairments that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
          (i) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any material Owned Company IP or Licensed Company IP that is exclusively licensed to the Company or any of its Subsidiaries, (ii) any right of termination or cancellation of the licensor under any Contract for the license of any material Licensed Company IP or any modification to any of the rights and obligations of either party under any Contract for the license of any material Licensed Company IP, (iii) the imposition of any Lien on any material Owned Company IP, or (iv) after the consummation of the Merger and solely as a result of the consummation of the Merger, Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) being required, under the terms of any agreement to which the Company or any of its Subsidiaries is a party, to grant any third party any rights or licenses to any of Parent’s or any of its Subsidiaries’ (other than the Company or any of its Subsidiaries) material Intellectual Property Rights, except, in the case of each of clauses (i), (ii) and (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (j) For purposes of this Agreement, “Open Source Materials” means all software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in violation of any Contract under which it has licensed any Open Source Materials software incorporated into a Company Product, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No software that contains or is derived from Open Source Materials has been incorporated into any Company Product or has otherwise been distributed or licensed by the Company or any Subsidiary to third parties, in a manner that renders any software that is owned by the Company or any of its Subsidiaries subject to any terms applicable to Open Source Materials except with respect to software that the Company has decided, for business reasons, to release to the open source community in a manner that does not impair the Company’s continued use and exploitation of such software and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (k) The Company and each of its Subsidiaries has in place, consistent with general industry practices, systems adequate to identify and detect any computer code with may: (i) irreparably disrupt, disable, erase or harm operation of material software included in Owned Company IP, or cause such software to irreparably damage or corrupt any data, hardware, storage media, programs, equipment or communications or (ii) permit any Person to access such software without authorization, except in either case under clause (i) or (ii) above as has not had or would not reasonably be expected to have a Company Material Adverse Effect.
          (l) None of the Company Source Code of any of the Company Products has been published or disclosed by the Company or any of its Subsidiaries, except for disclosure to employees or independent contractors of the Company or such Subsidiaries who are bound by non-disclosure agreements or to escrow agents under source code escrow agreements with such escrow agents that include appropriate non-disclosure provisions and the forms of which have been made available to Parent, or except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No license of Company Source Code has been granted by the Company or any of its Subsidiaries other than non-exclusive source code licenses granted in the ordinary course of business to independent contractors involved in development for the Company or any of its Subsidiaries or to the customers identified in Section 4.18(l)(l) of the Company Disclosure Letter that are beneficiaries under the

Company’s escrow agreement, a copy of which has been made available to Parent (“Company Escrow Agreement”). No such customer has received any such source code and no condition has occurred that would be sufficient to entitle any such customer to exercise any rights under such licenses or to access such source code. The Company and its Subsidiaries are under no obligation to deposit into escrow or otherwise make conditionally available any Company Source Code to any other Person other than the customers identified in Section 4.18(l)(1) of the Company Disclosure Letter and customers (i) that have been granted the right in the ordinary course of business to require the Company to deposit into escrow Company Source Code for their benefit, in each case, except as set forth in Section 4.18(l)(2) of the Company Disclosure Letter, pursuant to the terms of the Company Escrow Agreement, and (ii) that have not exercised such right. No condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement under which the Company has deposited any Company Source Code for any Company Product to require release of such Company Source Code. The consummation of the transactions contemplated hereby (including the Merger) will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement under which the Company has deposited any Company Source Code for any Company Product to require release of such Company Source Code.
          (m) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have implemented and maintained commercially reasonable technical and organizational security measures, and other commercially reasonable safeguards, against the destruction, loss, alteration and unavailability of, or unauthorized access to, or unauthorized processing of, any customer, supplier, partner, employee or other data subject information as to which the Company or any of its Subsidiaries has a duty of confidentiality (“Confidential Customer Information”) or any PII, in each case, in the possession of or under the control of the Company and its Subsidiaries. To the Knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there has not been any unauthorized access to or unauthorized processing of any Confidential Customer Information or PII, in each case, in the possession of or under the control of the Company and its Subsidiaries. For the purposes of this Section 4.18(m), “PII” means personally identifiable information of or relating to any Person, including, if applicable, such Person’s full name, address and telephone number, government issued identification numbers, financial account information, religious beliefs, political opinions, health information, race, organizational membership, and sexual orientation.
          (n) Section 4.18(n) of the Company Disclosure Letter sets forth a complete list of all standards-setting organizations and multi-party special interest groups in which the Company or any of its Subsidiaries participates or has participated in the past) where such participation requires the Company or any of its Subsidiaries to grant third parties a license to Company Registered IP, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (o) No Governmental Entity nor any university, college, or academic institution has any interest, rights, or claim with respect to any Intellectual Property Rights

(other than Licensed Company IP that is not licensed from such Governmental Entity, university, college or academic institution) used in the conduct of the business of the Company and its Subsidiaries as currently conducted other than a nonexclusive license granted by the Company or any of its Subsidiaries in the ordinary course of business pursuant to the terms of a customer Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.19 Customers and Suppliers. To the Knowledge of the Company, since April 30, 2010, there has not been any material adverse change in the business relationship of the Company or any Company Subsidiary with any Top Customer, Top Supplier, or Top Reseller and Systems Integrator, and neither the Company nor any Company Subsidiary has received any written communication or notice from any such customer, supplier, distributor or reseller to the effect that any such customer, supplier, distributor or reseller (i) has materially changed, modified, amended or reduced, or intends to materially change, modify, amend or reduce, its business relationship with the Company or any Company Subsidiary, or (ii) will fail to perform in any material respect, or intends to fail to perform in any material respect, its obligations under any of its material Contracts with the Company or any Company Subsidiary.
     Section 4.20 Government Contracts.
          (a) Section 4.20(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all facility security clearances held by the Company or any of its Subsidiaries and all personnel security clearances held by the Company or any of its Subsidiaries.
          (b) To the extent that a security classification precludes disclosure of information in the Company Disclosure Letter, the Company will, to the extent consistent with its legal obligations under the applicable security classification, provide such information in a classified annex to the appropriate section of the Company Disclosure Letter, which annex shall be reviewed only by representatives of Parent who have the required security clearance. Any information disclosed in each such annex will be deemed disclosed against the applicable representations and warranties in this Section 4.20.
          (c) To the Knowledge of the Company, and except as would not have a Material Adverse Effect on the Company, since April 30, 2004, with respect to each Government Contract or Government Contract Proposal to which the Company or any of its Subsidiaries is a party on the date hereof: (A) the Company and its Subsidiaries have complied, in all material respects, with applicable laws, regulations and contract terms; (B) the representations, certifications and warranties made by the Company and its Subsidiaries with respect to such Government Contracts and Government Contract Proposals were accurate in all material respects as of their effective dates, and the Company and its Subsidiaries have complied, in all material respects, with all such certifications and terms and conditions of each Government Contract and each Government Contract Proposal; (C) the Company and its Subsidiaries have complied with the requirements of all applicable Laws pertaining to each such Government Contract or Government Contract Proposal, including, but not limited to, the Truth in Negotiations Act of 1962, as amended, the Service Contract Act, as amended, the Office of Federal Procurement Policy Act, as amended, the Federal Acquisition Regulation (the “FAR”) and any applicable agency supplement thereto, the Cost Accounting Standards and any other applicable procurement law or regulation or other laws if and to the extent applicable to the Company’s Government Contracts and Government Contract Proposals; (D) no reasonable basis exists to give rise to a claim for fraud (as such concept is defined under the state or federal laws of the United States) in connection with any Government Contract or Government Contract Proposal under the United States civil or criminal False Claims Acts, the United States Procurement Integrity Act, or other laws adopted by any other Governmental Authority, as applicable; (E) no money due to the Company or any of its Subsidiaries pertaining to any such Government Contract has been withheld or set off other than in accordance with the withholding provisions of any such Government Contract; and (F) neither the Company nor any of its Subsidiaries has received an adverse or negative government past performance evaluation or rating for the past three (3) years that could adversely affect the evaluation by the Governmental Entity or other potential customer of any Government Contract Proposal.
          (d) To the Knowledge of the Company, except as set forth in Section 4.20(d) of the Company Disclosure Letter, within the past six years: (A) neither the Company, nor any of its Subsidiaries, nor any of their respective officers, employees, consultants, agents or representatives (collectively, “Agents”) of the Company has been under any administrative, civil or criminal investigation or indictment by any Governmental Entity with respect to the conduct of the business of the Company; (B) no cost audit has been conducted; (C) there has not been any audit or investigation of the Company, or any of its officers, employees, or Agents that resulted in any adverse finding with respect to any alleged unlawful conduct, misstatement or omission arising under or relating to any Government Contract or Government Contract Proposal
          (e) With respect to each Government Contract or Government Contract Proposal to which the Company or any of its Subsidiaries is a party on the date hereof, to the Knowledge of the Company, the Company has not been notified in writing of any actual or alleged violation, or breach of any Government Contract-related statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification, committed by the Company, any of its Subsidiaries, or any of their respective directors, officers or employees in their capacities as such, that would reasonably be expected to adversely affect, in a manner that would be material to the Company and its Subsidiaries, taken as a whole, on payments under Government Contracts or adversely affect, in a manner that would be material to the Company and its Subsidiaries, taken as a whole, on the award of Government Contracts to the Company or any of its Subsidiaries in the future.
          (f) To the Knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has received any written show cause, cure, deficiency, default, or similar notice relating to any Government Contract that is material to the Company and its Subsidiaries, taken as a whole; (B) no termination for default, cure notice or show cause notice that is material to the Company and its Subsidiaries, taken as a whole, has been issued or, to the Knowledge of the Company, threatened, in writing, and remains unresolved with respect to any Government Contract; (C) no event, condition, or omission has occurred or currently exists that would constitute grounds for such action; (D) there has not been any withholding or setoff under any Government Contract; and (E) all invoices and claims submitted under each Government Contract were current, accurate, and complete, in all material respects, as of their submission date.
          (g) To the Knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has undergone or is currently undergoing any audit, review, inspection, investigation, survey, or examination of records by a Governmental Entity relating to any Government Contracts, other than in the ordinary course of business, and (B) since January 1, 2006, neither the Company nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract, other than in the ordinary course of business.
          (h) To the Knowledge of the Company, neither the Company, any of its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is debarred or suspended, or, since January 1, 2006, has been proposed for suspension or debarment from bidding on any Government Contract, declared nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract or for any reason been listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs. The Company is not aware of any circumstances that would likely become a basis for suspension or debarment of the Company, or any of its officers, employees, Subsidiaries or, to the Knowledge of the Company, Agents from bidding on contracts or subcontracts for or with any Governmental Entity.
          (i) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries performs activities under Government Contracts, or has other relationships with any other person or entity, that creates an “organizational conflict of interest” as defined in Subpart 9.5 of the Federal Acquisition Regulation and agency supplements thereto on a Government Contract or any Contract contemplated under the Government Contract Proposals; and no Government Contract or Government Contract Proposal contains an organizational conflict of interest provision that limits the Company’s ability to compete for future Government Contracts.
          (j) The clearances set forth on Section 4.20(a) of the Company Disclosure Letter are all of the facility and personnel security clearances reasonably necessary to conduct the business of the Company as currently conducted. To the Knowledge of the Company, (A) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable national security obligations, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), as amended, and there are no facts or circumstances that would reasonably be expected to result in the suspension or termination of such clearances or that would reasonably be expected to render the Company or any of its Subsidiaries ineligible for such security clearances in the future; and (B) the Company and each of its Subsidiaries are in compliance in all material respects with all security measures required by Government Contracts or any applicable Laws.
          (k) To the Knowledge of the Company, (A) the Company and each of its Subsidiaries have complied in all material respects with all timekeeping/time recordation requirements, if and as applicable to the Government Contracts, and (B) neither the Company nor any of its Subsidiaries has any knowledge of any facts or circumstances that would reasonably be expected to result in an investigation by the U.S. government based upon the failure by the Company or any of its Subsidiaries to comply with such applicable timekeeping/time recordation requirements.
          (l) If and to the extent that FAR subpart 3.4 was applied to the Company in any Government Contract, to the Knowledge of Company, no payments in violation of the applicable Contract clause was made to any Person.
          (m) To the Knowledge of the Company, the Company has not recognized collectively on all active Government Contracts a material amount of revenue in excess of the Government’s current contractual obligation.
          (n) To the Knowledge of the Company and except as would not have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received any written notice of any outstanding claims or contract disputes, relating to the Government Contracts, to which the Company or any of its Subsidiaries is a party.
          (o) To the Knowledge of the Company, (A) all “commercial computer software” (as defined in 2.101 of the Federal Acquisition Regulations) provided by the Company or any Subsidiary to a Governmental Entity has been developed at private expense and (B) products delivered by the Company or any Subsidiary to the Governmental Entity in connection with a Government Contract have been limited to “commercial items” (as defined in 2.101 of the Federal Acquisition Regulations).
     Section 4.21 Certain Business Practices.
          (a) Neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
          (b) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or representative of the Company or any of its Subsidiaries at the direction of or on behalf of the Company or any of its Subsidiaries, nor to the Knowledge of the Company any third-party acting on behalf of the

Company or any of its Subsidiaries has offered or given anything of value to: (i) any official, employee or representative of a Governmental Entity, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Entity, any political party or official thereof, or candidate for political office for the purpose of the following: (A) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (B) inducing such Person to use his or her influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist in obtaining or retaining business or to secure an improper business advantage; or (C) where such payment would constitute a bribe, illegal kickback or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.
          (c) There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.
          (d) To the Knowledge of the Company, since April 30, 2005, the Company and each of its Subsidiaries have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Laws (including the International Traffic in Arms regulations, the Export Administration Regulations and the regulations administered by the Department of Treasury, Office of Foreign Assets Control), and other export Laws of the countries where it conducts business, and neither the Company nor any of its Subsidiaries has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws.
     Section 4.22 Public Grants. Neither the Company nor any of its Subsidiaries has received any public subsidies, allowances, aids or other public grants, including within the meaning of Article 107 of the Treaty on the Functioning of the European Union and applicable U.S. statutes.
     Section 4.23 State Takeover Statutes. The resolutions of the Company Board referred to in Section 4.4(b) are sufficient to render the provisions of Section 203 of the DGCL inapplicable to Parent and Merger Sub and to this Agreement, the Merger, the Offer, the Tender and Voting Agreement and the other transactions contemplated hereby and thereby. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) is, or at the Effective Time will be, applicable to this Agreement, the Merger, the Offer, the Tender and Voting Agreement or any of the other transactions contemplated hereby or thereby.
     Section 4.24 Related Party Transactions. Other than compensation or other employment arrangements, including grants of Company Options, no “related person” as defined in Item 404 of Regulation S-K (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (an “Affiliate Transaction”) that has not been so disclosed.
     Section 4.25 Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon Contracts with the Company. The Company has furnished to Parent a true and complete copy of the Contract between the Company and Morgan Stanley pursuant to which Morgan Stanley is entitled to payment from the Company relating to the transactions contemplated hereby.
     Section 4.26 Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley, dated on or about the date of this Agreement, to the effect that, as of such date and based upon the considerations and subject to the assumptions stated in its opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, a signed true and complete copy of which opinion has been or will promptly be provided to Parent for informational purposes.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
  Parent and the Merger Sub represent and warrant to the Company as follows:
     Section 5.1 Organization, Standing and Power. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and (b) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The copies of the certificate of incorporation and bylaws of Parent that are filed as exhibits to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Parent Form 10-K”) are complete and correct copies thereof as in effect on the date hereof. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation and bylaws (or other equivalent charter documents, as applicable) of Merger Sub. Parent and Merger Sub are not in violation of its certificate of incorporation, bylaws or other equivalent charter documents, as applicable.
     Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Offer and the Merger, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).
     Section 5.3 No Conflict; Consents and Approvals.
          (a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 5.3(b), any Law or any rule or regulation of the NYSE applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) compliance with any applicable requirements of the HSR Act and any Foreign Antitrust Laws, (ii) such filings and reports as required pursuant to the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL, (iv) any filings required under the rules and regulations of the NYSE and (v) such other filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          (c) As of the date hereof, there is (i) no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against (or, to the knowledge of Parent, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, (ii) to the knowledge of Parent, no investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and (iii) no outstanding order, writ, injunction or decree to which Parent or any of its Subsidiaries is subject, in each case, that has had or would reasonably be expected to have a Parent Material Adverse Effect.
     Section 5.4 Certain Information. The Offer Documents will not, at the respective times they are first filed with the SEC, amended or supplemented or first published, sent, given or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied in writing by the Company specifically for inclusion therein, or with respect to information derived from the Company SEC Documents which is included or incorporated by reference therein. None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion in the Schedule 14D-9 or the Proxy Statement will, at the respective times they are first published, sent, given or disseminated to the Company’s stockholders and, in the case of the Proxy Statement, at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
     Section 5.5 Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
     Section 5.6 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
     Section 5.7 Financing. Parent and Merger Sub have or will have, as of the respective dates of consummation of the Offer (including any subsequent offering period) and the Merger, access to sufficient funds to consummate the Offer (including any subsequent offering period) and the Merger on the terms and subject to the conditions contemplated hereby.
     Section 5.8 Ownership of Merger Sub; No Prior Activities. Parent owns, either directly or indirectly, one hundred percent (100%) of the issued and outstanding capital stock of Merger Sub. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
ARTICLE VI
INTERIM CONDUCT OF BUSINESS
     Section 6.1 Affirmative Obligations of the Company. Except (a) as contemplated or permitted by this Agreement, (b) as set forth in Section 6.1 of the Company Disclosure Letter or (c) as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX hereof and the Appointment Time, each of the Company and each of its Subsidiaries shall, subject to the limitations set forth in Section 6.2 below, (i) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies and subject to the terms of this Agreement, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees, (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings, and (D) (1) preserve and maintain in full force and effect all material Company Registered IP, and (2) timely pay all fees, costs, royalties, and expenses relating to material Company Registered IP, and timely file and pay for all applications, statements, documents, extensions, disclaimers, and registrations relating to material Company Registered IP, in each case, to preserve and maintain in full force and effect all material Company Registered IP.
     Section 6.2 Negative Obligations of the Company. Except (i) as contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2 of the Company Disclosure Letter or (iii) as approved in advance by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Appointment Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:
          (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests;

          (b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Company Shares, including pursuant to Contracts as in effect on the date hereof (other than (i) the issuance of Company Shares upon the exercise of Company Options outstanding on September 9, 2010 in accordance with their terms as in effect on such date, (ii) the issuance of Company Shares pursuant to the ESPP with respect to employees previously enrolled in the ESPP, however no new enrollments or increases in current purchase rates shall be permitted after the Agreement Date (other than pursuant to the enrollment period open as of the Agreement Date, provided that such enrollment period shall end on September 15, 2010), and (iii) grants to newly hired employees issued in the ordinary course of business consistent in amount with past practice or guidelines established prior to the negotiations of the transactions contemplated hereby, and with respect to other terms, including vesting, consistent with past practice);
          (c) amend, authorize or propose to amend its certificate of incorporation or by-laws (or similar organizational documents);
          (d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof, except for loans, advances, contributions or investments between or among the Company and any direct or indirect wholly owned Subsidiaries or (ii) any assets that are otherwise material to the Company and its Subsidiaries, other than in the ordinary course of business consistent with past practice;
          (e) directly or indirectly sell, lease, license, sell and leaseback, abandon, or otherwise dispose of (other than by way of an action contemplated by clause (f) below) in whole or in part any of its material properties, assets or rights or any interest therein, except (i) the non-exclusive licenses under Intellectual Property Rights in the ordinary course of business, (ii) sales of Company Products or inventory in the ordinary course of business, and (iii) disposition of equipment and property no longer used in the operation of business;
          (f) directly or indirectly mortgage or otherwise subject to any Lien in whole or in part any of its material properties, assets or rights or any interest therein;
          (g) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
          (h) (i) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, any obligations under conditional or installment sale Contracts or other retention Contracts relating to purchased property, any capital lease obligations or any guarantee or any such indebtedness of any other Person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of any other Person, enter into any “keepwell” or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing except accounts payable to trade creditors (collectively, “Indebtedness”), or amend, modify or refinance any Indebtedness or (ii) except for advances to employees for travel and business expenses in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;
          (i) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto in excess of $250,000, in the aggregate, except those provided for in the capital expenditure budget set forth in Section 6.2(i) of the Company Disclosure Letter;
          (j) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000, in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business, (ii) cancel any material Indebtedness or (iii) waive, release, grant or transfer any right of material value;
          (k) compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages in an amount not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;
          (l) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, Regulation S-X promulgated under the Exchange Act or applicable Law;
          (m) settle or compromise any material liability for Taxes, amend any material Tax Return, enter into any material Contract with or request any material ruling from any Governmental Entity relating to Taxes, make, change or revoke any material Tax election, change any method of accounting for Tax purposes, take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed, take any other action to materially impair (other than through actual utilization or in the ordinary course of business consistent with past practice) any tax asset reflected in the Company SEC Documents filed most recently prior to the date hereof, extend or waive any statute of limitations with respect to Taxes, or surrender any claim for a material refund of Taxes;

          (n) change its fiscal year;
          (o) (i) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor (other than increases and grants of compensation or benefits and payments of bonuses, in each case, in the ordinary course of business, that do not exceed $500,000 in the aggregate), (ii) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except (1) as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (2) the issuance of Company Shares upon the exercise of Company Options outstanding on September 9, 2010 in accordance with their terms as in effect on such date, (3) the issuance of Company Shares pursuant to the ESPP with respect to employees enrolled in the ESPP as of the Agreement Date (other than pursuant to the enrollment period open as of the Agreement Date, provided that such enrollment period shall end on September 15, 2010), and (4) grants to newly hired employees issued in the ordinary course of business), (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan or other Contract except as required by any Company Plan in effect as of the date hereof or (vi) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as required by applicable Law or by any Company Plan in effect as of the date hereof;
          (p) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company and its Subsidiaries as currently in effect;
          (q) renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company or any of its Subsidiaries from engaging or competing in any line of business or geographic area;
          (r) enter into any new lease of real property or amend the terms of any existing lease of real property, other than in the ordinary course of business;
          (s) sell, lease, license, encumber or otherwise dispose of any properties, assets or any shares or other interests in any Subsidiary except (i) the non-exclusive licenses under Intellectual Property Rights in the ordinary course of business, (ii) sales of

Company Products or inventory in the ordinary course of business and (iii) disposition of immaterial equipment and property no longer used in the operation of business;
          (t) (i) grant any exclusive rights with respect to any Owned Company IP or divest any Owned Company IP, or (ii) modify Company’s standard warranty terms for its products or services or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to Company or any of its Subsidiaries, if the applicable warranty terms or warranty, as so amended or modified, differs materially from the warranty provisions embedded in the agreements contained in the folders named “04.01.05 Customer Agmts ($2MM or above)”, “04.01.05 New Customer Agmts” or “04.01.11 Customer Agmts on Customer Paper ($2mm or above)” of the electronic data room maintained by Fenwick & West LLP (as long as such agreements were available in the electronic data room before 5:00 p.m. (Pacific time) on September 8, 2010);
          (u) enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any Intellectual Property Rights owned by Parent or any of its Subsidiaries (other than the Surviving Corporation and its Subsidiaries); or
          (v) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.
Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses, assets and operations.
ARTICLE VII
ADDITIONAL AGREEMENTS
     Section 7.1 No Solicitation.
          (a) The Company shall, and shall cause its Subsidiaries and the respective Representatives of the Company and its Subsidiaries to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.
          (b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX hereof and the Appointment Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisor or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), or take any other action with the intention to induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, (v) enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction other than a confidentiality agreement permitted by clause (B) below or (vi) terminate, amend or waive any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent); provided, however, that notwithstanding the foregoing, prior to the Appointment Time, the Company Board may, directly or indirectly through its Representatives, subject to the Company’s compliance with the provisions of this Section 7.1, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide Acquisition Proposal in writing that the Company Board concludes in good faith (after consultation with a financial advisor of nationally recognized standing and the Company’s outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide Acquisition Proposal in writing any information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement, provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of the Company, any of its Subsidiaries or any Representative of the Company or its Subsidiaries shall have breached the terms of this Section 7.1 (other than breaches that are unintentional and not material in effect), (2) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (3) at least one Business Day prior to engaging or participating in any such discussions or negotiations with, or furnishing any information to, such Person, the Company gives Parent written notice of the identity of such Person and a copy of such Acquisition Proposal and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish information to, such Person and (4) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).
          (c) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 7.1 by any Representative (other than employees that are not officers of the Company or any of its Subsidiaries, unless such employees are acting at the direction of the Company or with the actual knowledge of any of the officers set forth in Section 1.1(hh) of the Company Disclosure Letter) shall be deemed to be a breach of this

Section 7.1 by the Company. The Company shall not enter into any letter of intent, memorandum of understanding or other similar document or any agreement (other than a confidentiality agreement as permitted by Section 7.1(b)) contemplating or otherwise relating to an Acquisition Proposal unless and until this Agreement is terminated pursuant to Article IX hereof and the Company has paid all amounts due to Parent pursuant to Section 9.4 hereof, if any.
          (d) In addition to the obligations of the Company set forth in Section 7.1(b) hereof (provided that with respect to any advance notice requirements in this Section 7.1(d) that are duplicative of notice requirements set forth in Section 7.1(b), the time periods regarding such advance notice shall be deemed to run concurrently and not consecutively), the Company shall promptly, and in all cases within one Business Day of its receipt, advise Parent in writing of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.
          (e) The Company shall keep Parent informed on a reasonably current basis of the status and material details, terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. In addition to the foregoing, the Company shall provide Parent with prior written notice of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal, with Parent receiving a similar amount of notice of such meeting as is provided to the members of the Company Board.
     Section 7.2 Company Board Recommendation.
          (a) Subject to the terms of Section 7.2(b) hereof, the Company Board shall (i) recommend that the holders of Company Shares accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer and, if necessary under Delaware Law, adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation (with respect to the Offer) in the Schedule 14D-9 and permit Parent to include the Company Board Recommendation in the Offer Documents.
          (b) Subject to the terms of this Section 7.2(b), neither the Company Board nor any committee thereof shall (1) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the Company Board Recommendation, (2) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (3) publicly resolve, agree or publicly propose to take any such action (each such action set forth in any of clauses (1), (2) or (3) being referred to herein as a “Company Board Recommendation Change”); provided, that, making a “stop-look-and listen communication” pursuant to the provisions of Rule 14d-9(f) promulgated under the Exchange Act to the Company Stockholders shall not be deemed a Company Board Recommendation Change; provided, further, however, that, notwithstanding the foregoing, the Company Board may effect a Company Board Recommendation Change at any time prior to the Appointment Time, if and only if, (A) the Company Board has received an Acquisition Proposal that constitutes a Superior Proposal, (B) neither the Company nor any of its Representatives shall have breached (other than breaches that are unintentional and not material in effect) the terms of Section 7.1(a), (b) or (c) hereof, (C) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any binding (on Parent) counter-offer or binding (on Parent) offer made by Parent pursuant to clause (E) below), that, in light of such Superior Proposal, that the failure of the Company Board to effect a Company Board Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (D) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days notice thereof and the opportunity to meet with the Company Board and its outside legal counsel to enable Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected and (E) Parent shall not have made, within such three (3) Business Days after receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, a binding (on Parent) counter-offer or binding (on Parent) offer that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to Company Stockholders as such Superior Proposal.
          (c) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement.
          (d) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) otherwise complying with, the provisions of Rule 14d-9 promulgated under the Exchange Act, or (iii) otherwise disclosing any information to the Company Stockholders (including any factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of the Agreement with respect thereto) if the Company Board has determined in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties to the Company Stockholders under Delaware Law or a violation of any other applicable Law; provided that, in no event shall this Section 7.2(d) affect the obligations of the Company under Sections 7.1 and 7.2 hereof; and provided, further, however, that any such disclosure (other than a “stop-look-and listen communication” pursuant to the provisions of Rule 14d-9(f) promulgated under the Exchange Act to the Company Stockholders) will be deemed a Company Board Recommendation Change unless such disclosure includes a reaffirmation of the Company Board Recommendation.

          (e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement, which would restrict the Company’s ability to comply with any of the terms of this Section 7.2, with any Person subsequent to the date of this Agreement and until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time.
     Section 7.3 Company Stockholders’ Meeting; Short-Form Merger.
          (a) If the Short-Form Threshold is not met and adoption of this Agreement by the stockholders of the Company is required under Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the DGCL, the Company shall establish a record date for, call, give notice of, convene and hold a meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) as promptly as practicable following the Appointment Time for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law. Nothing herein shall prevent the Company from postponing or adjourning the Company Stockholders’ Meeting if there are insufficient shares of the Company Common Stock necessary to conduct business at the Company Stockholders’ Meeting. The Company shall solicit from the Company Stockholders proxies in favor of the adoption of this Agreement in accordance with Delaware Law, and shall use commercially reasonable efforts to secure the Requisite Stockholder Vote at the Company Stockholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article IX hereof, the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law, whether or not the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that the Company Stockholders reject it. Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting pursuant to this Section 7.3(a) shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, but it shall be subject to the prior occurrence of the Appointment Time.
          (b) Each of Parent and Merger Sub shall vote all Company Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective Subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with Delaware Law at the Company Stockholders’ Meeting or otherwise. Parent shall vote all of the shares of capital stock of Merger Sub beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Merger Sub, in favor of the adoption of this Agreement in accordance with Delaware Law.
          (c) Notwithstanding the provisions of Section 7.2 hereof or this Section 7.3, in the event that Parent, Merger Sub or any other Subsidiary of Parent, shall have acquired Company Shares equal to or greater than the Short-Form Threshold, pursuant to the Offer or otherwise, each of Parent, Merger Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.
     Section 7.4 Proxy Statement.
          (a) In connection with the Company Stockholders’ Meeting, if any, as soon as practicable following the Appointment Time, the Company and Parent shall jointly prepare, and the Company shall file with the SEC, the Proxy Statement for use in connection with the solicitation of proxies from the Company Stockholders in connection with the Merger and the Company Stockholders’ Meeting. The Company, Parent and Merger Sub, as the case may be, shall furnish all information concerning the Company, Parent and Merger Sub as the other party or parties hereto, as the case may be, may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to all applicable Law, the Company shall use commercially reasonable efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Proxy Statement shall be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith. If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company or Parent, or any of their respective directors, officers or Affiliates, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of the Company. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of Nasdaq. For purposes of this Agreement, the letter to stockholders, notice of meeting, proxy statement and form of proxy and any other soliciting material, or the information statement, as the case may be, to be distributed to stockholders in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith are collectively referred to as the “Proxy Statement.”
          (b) Unless this Agreement is earlier terminated pursuant to Article IX hereof, subject to the terms of Section 7.2(b) hereof, the Company shall include in the Proxy Statement the Company Board Recommendation (other than with respect to the Offer).

     Section 7.5 Reasonable Best Efforts to Complete.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Offer and the Merger), including using reasonable best efforts to: (i) cause the conditions to the Offer set forth on Annex A hereto and the conditions to the Merger set forth in Article VIII hereof to be satisfied or fulfilled; (ii) file with the SEC, as and when required under the Exchange Act, all annual, quarterly and current reports required to be filed by the Company under the Exchange Act for any and all periods ending prior to the scheduled expiration date of the Offer, which such annual, quarterly and current reports shall comply as to form, in all material respects, with the rules and regulations of the SEC applicable to such reports and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; (iii) obtain all consents, waivers and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the Merger) as Parent and the Company may, in good faith, reasonably determine are necessary or advisable; provided that the failure to obtain any such consent (so long as the Company or its Subsidiaries employed reasonable best efforts (which shall not require any payment to the consenting Person) to obtain such consent) shall not, in and of itself, constitute a breach of the covenant in this Section 7.5; and (iv) obtain all necessary actions or material non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any).
          (b) Without limiting the generality of the foregoing provisions of Section 7.5(a) hereof, (i) as soon as may be reasonably practicable following the Agreement Date, and in any event within ten Business Days after the date hereof, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) as required by the HSR Act and (ii) as soon as may be reasonably practicable following the Agreement Date, each of Parent and the Company shall file comparable pre-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by any Foreign Antitrust Laws or reasonably be deemed desirable by Parent, in each case as Parent may reasonably deem necessary and/or appropriate. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent reasonably deems necessary and/or appropriate. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Offer and the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Offer and the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The Company shall not extend, directly or indirectly, any waiting periods required in connection with the HSR Act or Foreign Antitrust Laws, or enter into any agreement with any Governmental Entity to delay the consummation of the transactions contemplated hereby unless so directed by Parent. Parent shall not extend, directly or indirectly, any waiting periods required in connection with the HSR Act or Foreign Antitrust Laws, or enter into any agreement with any Governmental Entity to delay the consummation of the transactions contemplated hereby unless such action is consented to by the Company.
          (c) Without limiting the generality of the foregoing provisions of Section 7.5(a) hereof, in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Offer and the Merger), each party shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Offer and the Merger) may be consummated in the most expeditious manner practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Offer and the Merger).
          (d) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to, and the Company and its Subsidiaries shall not, agree to any sale, divestiture, license or other disposition of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their respective businesses or to own or exercise control of such stock, businesses, assets or properties, if (i) such actions reasonably would be expected to have a material adverse effect on (A) the Company and its Subsidiaries, taken as a whole, or (B) the benefits expected to be derived by Parent and its Subsidiaries from the transactions contemplated by this Agreement or (ii) such actions reasonably would be expected to have a material adverse effect on the operations or businesses of Parent and its Subsidiaries, taken as a whole (assuming for purposes of this determination that Parent and its Subsidiaries are of the equivalent size, and have equivalent revenues, to the Company and its Subsidiaries, taken as a whole).
     Section 7.6 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Appointment Time, the Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and its Subsidiaries to enable Parent to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company and its Subsidiaries, as Parent may reasonably request; provided, however, that no information or Knowledge obtained by Parent in any investigation conducted pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof) shall apply to any information provided to Parent pursuant to this Section 7.6. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any applicable Law or Contract entered into prior to the date of this Agreement; provided, that, in such circumstance, the Company shall cooperate with Parent to implement a procedure to permit access to or disclosure of such information in a manner that would not reasonably be expected to jeopardize the attorney/client privilege or contravene such applicable Law or Contract.
     Section 7.7 Notification.
          (a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Appointment Time, the Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that (i) no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder and (ii) the failure to give such any such notice shall not be treated as a breach of covenant for the purposes of Section 9.1(d)(i) hereof or clause (C)(2) of Annex A hereto; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof) shall apply to any information provided to Parent pursuant to this Section 7.7(a).
          (b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Appointment Time the Company shall give prompt notice to Parent of (i) any notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Material Contract to which the Company or any of its Subsidiaries is a party or (ii) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this

Agreement (including the Offer and the Merger); provided, however, that (i) no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder and (ii) the failure to give such any such notice shall not be treated as a breach of covenant for the purposes or Section 9.1(d)(i) hereof or clause (C)(2) of Annex A hereto; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof) shall apply to any information provided to Parent pursuant to this Section 7.7(b).
          (c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Appointment Time, Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof) shall apply to any information provided to the Company pursuant to this Section 7.7(c).
     Section 7.8 Certain Litigation. The Company shall promptly advise Parent in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Offer and the Merger) and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).
     Section 7.9 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated August 18, 2010 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms; provided, however, that notwithstanding the foregoing, effective as of the execution and delivery hereof, the Confidentiality Agreement shall be deemed to be amended so as to permit Parent to take any action contemplated by this Agreement, including the making of any counter-offer or offer contemplated by Section 7.2(b) hereof (which deemed amendment shall survive any termination of this Agreement in accordance with its terms or otherwise).

     Section 7.10 Public Disclosure. Parent, Merger Sub and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) or any Acquisition Proposal, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or any listing agreement with a national securities exchange, in which case commercially reasonable efforts to consult with the other party hereto shall be made prior to any such release or public statement; provided, that, the Company shall not be required to consult or agree with Parent or Merger Sub in connection with any public disclosure, including issuing any factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto or “stop-look-and listen communication” pursuant to, or otherwise complying with, the provisions of Rule 14d-9 promulgated under the Exchange Act or any similar communication to the stockholders of the Company, in connection with any Acquisition Proposal or Superior Offer, except as expressly required by Sections 7.1 and 7.2.
     Section 7.11 Treatment of Options.
          (a) At the Effective Time, each Company Option (or portion thereof) that (i) is outstanding and vested as of immediately prior to the Effective Time (after giving effect to any acceleration in connection with the Effective Time) and (ii) has an exercise price per Share that is less than the Merger Consideration shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Option as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Option and (ii) the number of Shares subject to such Company Option.
          (b) At the Effective Time, each Company Option (or portion thereof) that (i) is outstanding and unvested as of immediately prior to the Effective Time and (ii) has an exercise price per Share that is less than the Merger Consideration, shall be assumed by Parent and converted automatically at the Effective Time into an option to purchase shares of Parent Common Stock, and which has other material terms and conditions substantially the same terms as those of the related Company Option, except that (x) the number of shares of Parent Common Stock subject to each such Company Option shall be determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time by a fraction (the “Exchange Ratio”), the numerator of which is the per share Merger Consideration and the denominator of which is the average closing price of Parent Common Stock on the NYSE over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share) and (y) the exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) shall equal (A) the exercise price per Share of the Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. It is the intention of the parties that each Company Option shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option at the Effective Time. The exercise price per share and the number of shares of Parent Stock purchasable pursuant to each converted Company Option following the Effective Time as well as the terms and conditions of exercise of such option shall be determined in order to comply with Sections 424(a) and 409A of the Code.
          (c) Notwithstanding the foregoing paragraphs (a) and (b), at the Effective Time, (i) each Company Option, whether vested or unvested, that (A) is outstanding as of immediately prior to the Effective Time and (B) has an exercise price per Share that is equal to or greater than the Merger Consideration and (ii) each Company Option that (A) is outstanding and unvested immediately prior to the Effective Time (other than those Company Options that, by their terms, vest (through acceleration or otherwise) prior to or upon the Effective Time) and (B) is held by (1) a non-employee director of the Company, (2) a person who is not an employee of, or a consultant to, the Company or any Subsidiary of the Company immediately prior to the Effective Time, or (3) a person who ceases to be an employee or consultant of the Company upon the Effective Time, shall be canceled, and the holder thereof shall not be entitled to any cash payment, options to purchase shares of Parent Common Stock, or other consideration in respect thereof.
          (d) Prior to the Effective Time, the Company shall deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion), if any, to each holder of Company Equity Award setting forth each holder’s rights pursuant to the respective Company Equity Plan, stating that such Company Equity Awards shall be treated in the manner set forth in this Section 7.11.
          (e) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Equity Plans shall terminate and (ii) no holder of a Company Equity Award or any participant in any Company Equity Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by Section 7.11(a) in cancellation and settlement thereof or the right to purchase shares of Parent Common Stock contemplated by Section 7.11(b).
          (f) As soon as reasonably practicable after the Effective Time, and in any event within ten (10) Business Days after the Effective Date, Parent shall file with the SEC a registration statement on Form S-8 with respect to the shares of Parent Stock issuable upon exercise of the Company Options that are assumed by Parent hereunder, and Parent shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding. Notwithstanding anything in this Agreement to the contrary, Parent shall not issue any shares of Parent Stock in respect of any Company Option until the S-8 to be filed as herein provided is so filed and becomes effective.

          (g) Within five (5) Business Days after request from Parent to do so (which request shall not be given more than five (5) Business Days prior to the Effective Time), the Company shall take such action as may be necessary to establish a New Exercise Date (as defined under the Company’s 2007 Employee Stock Purchase Plan (the “ESPP”)) prior to the Effective Time with respect to the Offering Periods (as defined in the ESPP) otherwise then in effect (the “Final Exercise Date”). Each outstanding option under the ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the ESPP. For clarity, the Company shall take such action as may be necessary to terminate the ESPP as of the Business Day immediately preceding the Effective Time.
          (h) Subject to Parent’s compliance with the preceding provisions of this Section 7.11, the parties agree that, following the Effective Time, no holder of a Company Equity Award or any participant in any Company Equity Plan, or other Company Employee Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Equity Interest (including any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.
     Section 7.12 Employee Matters.
          (a) The Company shall, upon the receipt of notice from Parent at least one day prior to the date the Company is expected to become a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be substantially in the form contained in Section 7.12(a) of the Company Disclosure Letter, and any material modifications to such form shall be subject to the review and approval of Parent. The Company shall also take such other actions in furtherance of terminating any such 401(k) Plans as Parent may reasonably request.
          (b) From and after the Effective Time, Parent shall permit all Continuing Employees who become employees of Parent or any Subsidiary of Parent to participate in the benefit programs (including, without limitation, severance plans) of Parent or the Subsidiary to the same extent as similarly situated employees of Parent or the Subsidiary. In the U.S., Continuing Employees who become employees of Parent shall be given credit for all service with the Company or its U.S. Subsidiaries solely for purposes of determining their rate of vacation accrual under Parent’s standard vacation program and their level of benefits under Parent’s standard severance plan; service credit for all other purposes shall begin at the Effective Time. Outside the U.S., Continuing Employees who become employees of a Subsidiary of Parent shall be given credit for service with the Company or its Subsidiaries solely as required by applicable Law. From and after the

Effective Time, Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employee in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. Unused vacation days accrued by U.S. Continuing Employees under the plans and policies of the Company and its Subsidiaries shall carry over to Parent or the Surviving Corporation to the extent administratively practicable, and each such Continuing Employee shall be paid by the Company in cash for any accrued and unused vacation days that Parent determines are not administratively practicable to carry over.
          (c) For the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, and shall cause its Subsidiaries to honor in accordance with their terms as in effect immediately prior to the Effective Time all existing employment, change of control, severance and retention arrangements (including the retention program described in Section 7.12(c) of the Company Disclosure Letter) between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, director or consultant of the Company or any of its Subsidiaries, on the other hand; provided, however, that nothing in this Agreement shall prohibit Parent or its Subsidiaries from amending or terminating any such plans or agreements, so long as such amendment or termination complies with the terms of any such plans or agreements, including specifically obtaining any necessary or required consents.
          (d) The Company shall terminate any and all group severance, separation, deferred compensation or salary continuation plans, programs or policies (other than the arrangements described in Section 7.12(c) above) maintained by the Company or any of its Subsidiaries, effective in each case as of the day immediately preceding the last day of the initial period of the Offer (not including any subsequent offer period provided by Parent pursuant to Rule 14d-11 of the Exchange Act). The Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).
          (e) Section 7.12(b) shall not operate to duplicate any benefit provided to any employee, require Parent to continue in effect any specific Company employee benefit plan or Parent employee benefit plan, or prohibit the termination of any specific employee, following the Effective Time. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of Parent, the Company or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.
          (f) This Section 7.12 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.12, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.12.

     Section 7.13 Directors’ and Officers’ Indemnification and Insurance.
          (a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Appointment Time between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Appointment Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its Subsidiaries to) (i) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Appointment Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable Law and (ii) and honor and fulfill the obligations of the Company under any indemnification agreements in effect as of the date hereof between the Company and any Indemnified Party; provided, however, that in the event any claim or claims are asserted or made within such period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.
          (b) Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters, following request in writing from the applicable director or officer, and subject to indemnification pursuant to the procedures set forth, and to the extent provided in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Appointment Time; provided, however, that any Person to whom expenses are advanced undertakes, to the extent required by the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Appointment Time or the DGCL, to repay such advanced expenses to Parent or the Surviving Corporation as soon as reasonably practicable if it is ultimately determined that such Person is not entitled to indemnification.
          (c) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Appointment Time, covering each person covered by the D&O Insurance immediately prior to the Appointment Time, on terms with respect to the coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the Agreement Date and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance; provided, however, that the Surviving Corporation may, at its option, (i) substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance program (to be effective as of the Effective Time), provided further, however, that in satisfying its obligations under this Section 7.13(c) Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred fifty percent (250%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 7.13 of the Company Disclosure Letter), provided that that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Appointment Time, notwithstanding anything to the contrary set forth in this Agreement, Parent or the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than the D&O Insurance in effect on the Agreement Date and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance. In the event that Parent shall purchase such a “tail” policy prior to the Appointment Time, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder through such six-year period, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 7.13(c) for so long as such “tail” policy shall be maintained in full force and effect.
          (d) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 7.13.
          (e) The obligations under this Section 7.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 7.13(c) hereof (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 7.13(c) hereof (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 7.13(c) hereof (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 7.13(c) hereof (and their heirs and representatives)) under this Section 7.13 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).
     Section 7.14 FIRPTA Certificate. On or prior to the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).
     Section 7.15 Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Shares (including derivative securities with respect to such Company Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
     Section 7.16 Obligations of Merger Sub. Parent shall, and shall take all action necessary to cause Merger Sub and the Surviving Corporation to, perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.
     Section 7.17 Employment Compensation Approval. The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Plans (collectively, the “Arrangements”), to certain Company Stockholders and holders of other Company Shares and Company Equity Awards (collectively, the “Covered Securityholders”). The Compensation Committee of the Company Board (the “Company Compensation Committee”), each member of which is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act, (A) at a meeting to be held or pursuant to unanimous written consent effective prior to the Appointment Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (1) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, and (2) the terms of Section 7.11, Section 7.12 and Section 7.13, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.
     Section 7.18 Resignation of Directors and Officers. Prior to the Effective Time, at the request of Parent, the Company shall cause each director and each officer of the Company and/or any Subsidiary of the Company to execute and deliver a letter effectuating his or her resignation as a director or officer of the Company and/or any applicable Subsidiary effective as of the Effective Time. At the request of Parent, the Company will cooperate with Parent to effect the replacement of any such directors and officers selected by Parent at the Effective Time.
ARTICLE VIII
CONDITIONS TO THE MERGER
     Section 8.1 Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, of each of the following conditions:
          (a) Company Stockholder Approval. If the Short-Form Threshold has not been reached and approval of the Merger by the Company Stockholders is required by Delaware Law in order to effect the Merger, the Company Stockholder Approval shall have been obtained.
          (b) Purchase of Company Shares. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for the Company Shares validly tendered pursuant to the Offer and not withdrawn and in any subsequent offering period.
          (c) No Legal Prohibition. None of the events described in clause (C)(4) of Annex A hereto shall have occurred and be continuing.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
     Section 9.1 Termination Prior to Appointment Time. This Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time, provided that the party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a) hereof) shall give notice of such termination to the other party or parties hereto, as the case may be:
          (a) by mutual written agreement of Parent and the Company; or
          (b) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares pursuant to the Offer on or before March 13, 2011 (the “Initial Termination Date”); provided, however, that in the event a condition to the Offer set forth in clause (A) of the first paragraph of Annex A hereto shall not have been satisfied on or prior to the Initial Termination Date and all of the other conditions to the Offer set forth on Annex A hereto shall have been satisfied on or prior to the Initial Termination Date, either Parent or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until June 13, 2011 (the “Extended Termination Date”); and provided further, that the right to terminate this Agreement pursuant to this Section 9.1(b)

shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer set forth in Annex A hereto having failed to be satisfied on or before the Initial Termination Date or the Extended Termination Date, as applicable, or (ii) in the expiration or termination of the Offer in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of this Agreement; or
          (c) by the Company:
               (i) in the event (A) of a breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (B) that any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case so as to prevent Parent and Merger Sub from consummating the Offer in accordance with the terms hereof; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c)(i) until the earlier to occur of (1) (x) if the condition set forth in clause (A) of the first paragraph of Annex A hereto has not been satisfied, the Initial Termination Date or Extended Termination Date, as applicable or (y) if the condition set forth in clause (A) of the first paragraph of Annex A hereto has been satisfied, the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy or (2) Parent or Merger Sub ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that Parent or Merger Sub continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(c)(i) if such breach or inaccuracy by Parent or Merger Sub is cured within the applicable time period; or
               (ii) immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (A) the Company has not breached the terms of Section 7.1(a), (b) or (c) (other than breaches that are unintentional and not material in effect) or Section 7.2 hereof, (B) subject to the terms of this Agreement, the Company Board has effected a Company Board Recommendation Change and authorized the Company to enter into a definitive agreement to consummate a transaction that constitutes a Superior Proposal, (C) immediately prior to the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.4(b)(iii) hereof and (D) immediately following such termination, the Company enters into a definitive agreement to effect such Superior Proposal; or
          (d) by Parent:
               (i) in the event (A) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Offer set forth in clauses (C)(1) or (C)(2) of the first paragraph of Annex A hereto, respectively, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(d)(i) until the earlier to occur of (1) (x) if the condition set forth in clause (A) of the first paragraph of Annex A hereto has not been satisfied, the Initial Termination Date or Extended Termination Date, as applicable or (y) if the condition set forth in clause (A) of the first paragraph of Annex A hereto has been satisfied, the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d)(i) if such breach or inaccuracy by the Company is cured within the applicable time period; or
               (ii) in the event that a Triggering Event shall have occurred. For all purposes of and under this Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Effective Time, any of the following shall have occurred: (A) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change; (B) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents; (C) the Company Board or any committee thereof shall have for any reason approved, or recommended that the Company Stockholders approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); or (D) an Acquisition Transaction Tender Offer shall have been made by a Person unaffiliated with Parent and, within ten (10) Business Days after notice of such Acquisition Transaction Tender Offer is first published, sent or given to the Company Stockholders, the Company shall not have made, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the Company Board Recommendation and unconditionally recommending that the Company Stockholders reject such Acquisition Transaction Tender Offer and not tender any Company Shares into such Acquisition Transaction Tender Offer.
     Section 9.2 Termination Before Appointment Time or Prior to Effective Time. Notwithstanding the prior adoption of this Agreement by the Company Stockholders in accordance with Delaware Law, (i) prior to the Appointment Time, this Agreement may be terminated and the Offer and the Merger may be abandoned and (ii) prior to the Effective Time, this Agreement may be terminated and the Merger may be abandoned (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.2 shall give prompt written notice of such termination to the other party or parties hereto), by either Parent or the Company if any Governmental Entity of competent jurisdiction located in the United States, Austria or Germany shall have (a) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer and the Merger any law, statute, rule or regulation that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer and the Merger or (b) issued or granted any judgment, Order or injunction that is in effect and has the effect of making any of the Offer and the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer and the Merger, and such judgment, Order or injunction has become final and non-appealable; provided, that, the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party hereto whose action or failure to take any action has been the principal cause of, or resulted in, the injunction prohibiting, restraining or enjoining the consummation of the Offer or the Merger.
     Section 9.3 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 9.1 or Section 9.2 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1 or Section 9.2 hereof, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.9 hereof, this Section 9.3, and Section 9.4 and Article X, each of which shall survive the termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof), all of which obligations shall survive termination of this Agreement in accordance with their terms.
     Section 9.4 Fees and Expenses.
          (a) General. Except as set forth in Section 9.4(b) hereof, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.
          (b) Company Payments.
               (i) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) hereof, the Company shall pay to Parent a fee equal to Sixty-One Million Dollars ($61,000,000) (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two Business Days of the termination of this Agreement by Parent pursuant to Section 9.1(d)(ii).
               (ii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two Business Days after demand by

Parent, in the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) hereof, (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, (C) either (x) in the event that the condition to the Offer set forth in clause (A) in the first paragraph of Annex A hereto has not been satisfied at the time of such termination, the Company materially breached its obligations under Section 7.5 or (y) the condition to the Offer set forth in clause (B) in the first paragraph of Annex A hereto has not been satisfied at the time of such termination, and (D) within twelve (12) months following the termination of this Agreement, either (1) an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or (2) the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated (whether or not the Acquisition Transaction referenced in the preceding clause (B)). For purposes of this Section 9.4(b)(ii), the (i) term “Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction,” except that all references therein to fifteen percent (15%) shall be deemed to be references to fifty percent (50%) and the reference therein to eighty five percent (85%) shall be deemed to be a reference to fifty percent (50%) and (ii) the term “Acquisition Proposal” shall incorporate such changes into its correlative meaning.
               (iii) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii), prior and as a condition to the effectiveness of such termination, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.
          (c) Enforcement. The Company acknowledges and hereby agrees that the provisions of Section 9.4(b) hereof are an integral part of the transactions contemplated by this Agreement (including the Offer and the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the amounts due pursuant to Section 9.4(b) hereof, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company, the Company shall pay to Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.4(b) hereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 9.4(b) hereof shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any willful breach of this Agreement.
     Section 9.5 Amendment. Subject to applicable law and subject to the other provisions of this Agreement (including Section 2.3(d) hereof), this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders without such approval.

     Section 9.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X
GENERAL PROVISIONS
     Section 10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.
     Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered and received hereunder (i) immediately upon delivery personally, (ii) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (iii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight commercial delivery service, or (iv) immediately if sent via telecopy (with electronic receipt confirmed), in case to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
Attention: General Counsel
Telecopy No.: 650-857-4837

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94304
Attention: Russell C. Hansen
Telecopy No.: 650-849-5333

(b)	if to the Company, to:

ArcSight, Inc.
5 Results Way
Cupertino, CA 95014
Attention: Trâm T. Phi
Telecopy No.: 408-532-5458

with copies (which shall not constitute notice) to:

Fenwick & West LLP
801 California Street
Mountain View, California 94041
Attention: David A. Bell
Telecopy No.: 650-938-5200

and

Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, California 94104
Attention: Douglas N. Cogen
Telecopy No.: 415-281-1350
     Section 10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Parent or Merger Sub may transfer or assign its rights and obligations hereunder, in whole or in part from time to time, to one or more of their respective wholly-owned Affiliates; provided, further, however, that any such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     Section 10.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement (as amended pursuant to Section 7.9 hereof) shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.
     Section 10.5 Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 7.13 hereof, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

     Section 10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
     Section 10.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
     Section 10.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     Section 10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
     Section 10.10 Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby (including the Offer and the Merger) in any jurisdiction or courts other than as provided herein.
     Section 10.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     Section 10.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

HEWLETT-PACKARD COMPANY

By:	/s/ Bill Veghte

Name:	Bill Veghte

Title:	Executive Vice President, HP Software & Solutions

PRIAM ACQUISITION CORPORATION

By:	/s/ Paul T. Porrini

Name:	Paul T. Porrini

Title:	President and Secretary

ARCSIGHT, INC.

By:	/s/ Thomas J. Reilly

Name:	Thomas J. Reilly

Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX A
CONDITIONS TO THE OFFER
     Notwithstanding any other provisions of the Offer, but subject to compliance with Section 2.1 of that certain Agreement and Plan of Merger, dated as of September 13, 2010 (the “Agreement”) by and among Hewlett-Packard Company, a Delaware corporation (“Parent”), Priam Acquisition Corporation, a Delaware corporation and a wholly-owned, direct or indirect, subsidiary of Parent (“Merger Sub”), and ArcSight, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend and/or amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Agreement), Merger Sub (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for, (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Company Shares and (iii) may terminate or amend the Offer as to Company Shares not then paid for, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to Section 2.1(c) of the Agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated and all approvals and actions of, filings with and notices to, required under the antitrust, competition or merger control laws of Austria and Germany relating to the transactions contemplated by the Agreement, shall not have been obtained, taken or made, (B) the Minimum Condition shall not have been satisfied or (C) any of the following shall have occurred:
          (1) any of the representations and warranties of the Company set forth in the Agreement (i) shall not have been true and correct in all respects as of the Agreement Date or (ii) shall not be true and correct in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct as has not had and would not be reasonably expected have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that such Company Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties set forth in Section 2.2(a), Section 4.2(a), Section 4.4 and Section 4.25 of the Agreement, each of which individually shall have been true and correct in all material respects as of the expiration date of the Offer, (B) for changes contemplated by the Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date); and provided further that, for purposes of determining the accuracy of the representations and warranties of the Company set forth in the Agreement for purposes of this clause (C)(1), (i) all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood

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and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) the representation and warranty set forth in Section 4.8(b) of the Agreement shall not be disregarded pursuant to the terms of this proviso) and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of the Agreement shall be disregarded;
          (2) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any material covenant or other material agreement of the Company to be performed or complied with by it under the Agreement;
          (3) there shall be pending, or Parent or the Company shall have received notice (oral or written) of an intent to commence, any suit, action or proceeding by any Governmental Entity against Parent, Merger Sub, the Company or any Subsidiary of the Company (i) challenging the acquisition by Merger Sub (or Parent on Merger Sub’s behalf) of any Company Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by this Agreement, or (ii) seeking to compel Parent, the Company or any of their respective Subsidiaries to agree to any sale, divestiture, license or other disposition of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their respective businesses or to own or exercise control of such stock, businesses, assets or properties, if (A) such actions reasonably would be expected to have a material adverse effect on (x) the Company and its Subsidiaries, taken as a whole, or (y) the benefits expected to be derived by Parent and its Subsidiaries from the transactions contemplated by this Agreement or (B) such actions reasonably would be expected to have a material adverse effect on the operations or businesses of Parent and its Subsidiaries, taken as a whole (assuming for purposes of this determination that Parent and its Subsidiaries are of the equivalent size, and have equivalent revenues, to the Company and its Subsidiaries, taken as a whole);
          (4) any Governmental Entity of competent jurisdiction located within the United States, Austria, Germany or any other jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer and the Merger any law, statute, rule or regulation that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, requiring a mandatory filing or notification as a condition to the legality or approval of the Offer and/or Merger, or otherwise preventing the Offer and the Merger or (ii) issued or granted any judgment, Order or injunction that is in effect and has the effect of making the Offer and the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer and the Merger; provided, however, with respect to any jurisdictions other than the United States, Austria and Germany, only if such event (a) reasonably would be expected to have a material adverse effect on (1) the Company and its Subsidiaries, taken as a whole, or (2) the benefits expected to be derived by Parent and its Subsidiaries from the transactions contemplated by this Agreement or (b) reasonably would be expected to have a material adverse effect on the operations or businesses of Parent and its Subsidiaries, taken as a whole (assuming for purposes of this determination that Parent and its Subsidiaries are of

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the equivalent size, and have equivalent revenues, to the Company and its Subsidiaries, taken as a whole; and
          (5) the Agreement shall have been terminated in accordance with its terms.
     The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of the Agreement, may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
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